MANAGEMENT INFORMATION CIRCULAR

SOLICITATION OF PROXIES BY MANAGEMENT

This Management Information Circular (the “Circular”) is furnished in connection with the solicitation by the management of Intertape Polymer Group Inc. (the “Corporation”) of proxies to be used at the Annual Meeting of shareholders (the “Meeting”) of the Corporation to be held at the time and place and for the purposes set forth in the Notice of Meeting and all adjournments thereof. Except as otherwise stated, the information contained herein is given as of April 15, 2012 and all dollar amounts in this Circular are in U.S. dollars. The solicitation will be made primarily by mail. However, officers and employees of the Corporation may also solicit proxies by telephone, telecopier, e-mail or in person. The total cost of solicitation of proxies will be borne by the Corporation.

APPOINTMENT AND REVOCATION OF PROXIES

The persons named in the enclosed form of proxy are directors and officers of the Corporation. Each shareholder is entitled to appoint a person, who need not be a shareholder, to represent him, her or it at the Meeting other than those whose names are printed on the accompanying form of proxy by inserting such other person’s name in the blank space provided in the form of proxy and signing the form of proxy or by completing and signing another proper form of proxy. To be valid, the duly-completed form of proxy must be deposited at the offices of Canadian Stock Transfer Company (CST) as administrative agent for CIBC Mellon Trust Company (CIBC Mellon), B1 Level, 320 Bay Street, Toronto, Ontario M5H 4A6 before the commencement of the Meeting or at any adjournment thereof, or with the Chairman of the Meeting before the commencement of the Meeting or any adjournment thereof. The instrument appointing a proxy holder must be executed by the shareholder or by his attorney authorized in writing or, if the shareholder is a corporate body, by its authorized officer or officers.

A shareholder who has given a proxy may revoke it, as to any motion on which a vote has not already been cast pursuant to the authority conferred by it, by an instrument in writing executed by the shareholder or by the shareholder’s attorney authorized in writing or, if the shareholder is a corporation, under its corporate seal or by an officer or attorney thereof duly authorized. The revocation of a proxy, in order to be acted upon, must be deposited with Canadian Stock Transfer Company (CST) as administrative agent for CIBC Mellon Trust Company (CIBC Mellon), B1 Level, 320 Bay Street, Toronto, Ontario M5H 4A6 prior to 5:00 p.m. on May 15, 2012 or with the Chairman of the Meeting before the commencement of the Meeting or any adjournment thereof, or in any other manner permitted by law.

REGISTERED SHAREHOLDERS

There are four ways that registered shareholder can vote their common shares. A shareholder is a registered shareholder if their name appears on their share certificate. A registered shareholder may (i) vote in person at the Meeting, (ii) complete and sign the enclosed form of proxy and appoint one of the named persons or another person the shareholder chooses to represent them and to vote their shares at the Meeting and mail it, (iii) vote electronically on the Internet, or (iv) vote by telephone. The shareholder should make sure that the person they appoint is aware that he or she is appointed and attends the Meeting. Completing, signing and returning the form of proxy does not preclude the shareholder from attending the Meeting in person. If the shareholder does not wish to attend the Meeting or does not wish to vote in person, the shareholder’s proxy will be voted or be withheld from voting, in accordance with their instructions specified on their proxy, on any ballot that may be called at the Meeting. If the shareholder is a corporation or other legal entity, the form of proxy must be signed by an officer or attorney authorized by such corporation or other legal entity.

To vote by telephone, a registered shareholder should call 1-866-206-5104. To vote electronically, a registered shareholder must go to the following Internet site: www.proxypush.ca/ITP and enter their personalized 12-digit e-voting control number printed on their form of proxy and follow the instructions on the screen.

If a registered shareholder wishes to attend the Meeting and wishes to vote its shares in person at the Meeting, it is not necessary for the registered shareholder to complete or return the form of proxy. A registered shareholder vote will be taken and counted at the Meeting. A registered shareholder should register with the transfer agent, CIBC Mellon Trust Company, upon arrival at the Meeting.

EXERCISE OF DISCRETION BY PROXIES

In the absence of any direction to the contrary, shares represented by properly-executed proxies in favour of the persons designated in the enclosed form of proxy will be voted FOR the: (i) election of directors; and (ii) appointment of auditors, as stated under such headings in this Circular. Instructions with respect to voting will be respected by the persons designated in the enclosed form of proxy. With respect to amendments or variations to matters identified in the Notice of Meeting and with respect to other matters that may properly come before the Meeting, such shares will be voted by the persons so designated in their discretion. At the time of printing this Circular, management of the Corporation knows of no such amendments, variations or other matters.

NON-REGISTERED SHAREHOLDERS

Only registered shareholders or the persons they appoint as their proxies are permitted to vote at the Meeting. However, in many cases, shares beneficially owned by a non-registered shareholder (a “Non-Registered Holder”) are registered either: (i) in the name of an intermediary (an “Intermediary”) that the Non-Registered Holder deals with in respect of the common shares (such as securities dealers or brokers, banks, trust companies, and trustees or administrators of self-administered RRSPs, RRIFs, RESPs, TFSAs and similar plans); or (ii) in the name of a clearing agency of which the Intermediary is a participant. In accordance with National Instrument 54-101 of the Canadian Securities Administrators, entitled “Communication with Beneficial Owners of Securities of a Reporting Issuer”, the Corporation has distributed copies of the Notice of Meeting and this Circular (collectively, the “Meeting Materials”) to the clearing agencies and Intermediaries for distribution to Non-Registered Holders. Intermediaries are required to forward the Meeting Materials to Non-Registered Holders unless a Non-Registered Holder has waived the right to receive them. Intermediaries often use service companies to forward meeting materials to Non-Registered Holders. Generally, Non-Registered Holders who have not waived the right to receive the Meeting Materials will either:

(a)

typically, be provided with a computerized form (often called a “voting instruction form”) which is not signed by the Intermediary and which, when properly completed and signed by the Non-Registered Holder and returned to the Intermediary or its service company, will constitute voting instructions which the Intermediary must follow. In order for the applicable computerized form to validly constitute a voting instruction form, the Non-Registered Holder must properly complete and sign the form and submit it to the Intermediary or its service company in accordance with the instructions of the Intermediary or service company. In certain cases, the Non-Registered Holder may provide such voting instructions to the Intermediary or its service company through the Internet or through a toll-free telephone number; or

(b)

less commonly, be given a proxy form which has already been signed by the Intermediary (typically by a facsimile, stamped signature), which is restricted to the number of shares beneficially owned by the Non-Registered Holder but which is otherwise not completed. In this case, the Non-Registered Holder who wishes to submit a proxy should properly complete the proxy form and submit it to Canadian Stock Transfer Company (CST) as administrative agent for CIBC Mellon Trust Company (CIBC Mellon), B1 Level, 320 Bay Street, Toronto, Ontario M5H 4A6.

In either case, the purpose of these procedures is to permit Non-Registered Holders to direct the voting of the common shares which they beneficially own.

Should a Non-Registered Holder who receives a voting instruction form wish to vote at the Meeting in person (or have another person attend and vote on behalf of the Non-Registered Holder), the Non-Registered Holder should print his, her or its own name, or that of such other person, on the voting instruction form and return it to the Intermediary or its service company. Should a Non-Registered Holder who receives a proxy form wish to vote at the Meeting in person (or have another person attend and vote on behalf of the Non-Registered Holder), the Non-Registered Holder should strike out the names of the persons set out in the proxy form and insert the name of the Non-Registered Holder or such other person in the blank space provided and submit it to Canadian Stock Transfer Company (CST) as administrative agent for CIBC Mellon Trust Company (CIBC Mellon) at the address above.

In all cases, Non-Registered Holders should carefully follow the instructions of their Intermediary, including those regarding when, where and by what means the voting instruction form or proxy form must be delivered.

A Non-Registered Holder may revoke voting instructions which have been given to an Intermediary at any time by written notice to the Intermediary.

VOTING SHARES

As at April 15, 2012, there were 58,961,050 common shares of the Corporation issued and outstanding. Each common share entitles the holder thereof to one vote. The Corporation has fixed April 16, 2012 as the record date (the “Record Date”) for the purpose of determining shareholders entitled to receive notice of the Meeting. Pursuant to the Canada Business Corporations Act (“CBCA”), the Corporation is required to prepare, no later than ten days after the Record Date, an alphabetical list of shareholders entitled to vote as of the Record Date that shows the number of common shares held by each shareholder. A shareholder whose name appears on the list referred to above is entitled to vote the common shares shown opposite his, her or its name at the Meeting. The list of shareholders is available for inspection during usual business hours at the registered office of the Corporation, 1250 René-Lévesque Blvd. West, Suite 2500, Montreal, Québec H3Y 4Y1 and at the Meeting.

PRINCIPAL SHAREHOLDERS

As at April 15, 2012, to the knowledge of the directors and executive officers of the Corporation, the following are the only persons who beneficially own, or exercise control or direction over, directly or indirectly, more than 10% of the issued and outstanding common shares of the Corporation:

Name	Number of shares held	Percentage

Letko, Brosseau & Associates Inc.(1)	13,411,823	22.75

Wells Fargo & Company(2)	11,756,371	19.94

(1)	Based on a report filed February 6, 2012 reflecting ownership as of December 31, 2011 by Letko, Brosseau & Associates Inc. pursuant to National Instrument 62-103.
(2)	Based on a report filed January 25, 2012 reflecting ownership as of December 31, 2011 by Wells Fargo & Company with the United States Securities and Exchange Commission.

ELECTION OF DIRECTORS

The Board currently consists of eight directors. The persons named in the enclosed form of proxy intend to vote for the election of the eight nominees whose names are set out below. Each director will hold office until the next annual meeting of shareholders or until the election of his successor, unless he resigns or his office becomes vacant by removal, death or other cause.

The following table sets out the name of each of the persons proposed to be nominated for election as director, all other positions and offices with the Corporation now held by such person, his province or state, and country of residence and principal occupation, the date on which such person became a director of the Corporation, and the number of common shares of the Corporation that such person has advised are beneficially owned or over which control or direction is exercised, directly or indirectly, by such person as at the date indicated below.

Name, province or state and country of residence and position with the Corporation	Principal occupation	Director since	Number of common shares beneficially owned or over which control or direction is exercised as at April 15, 2012(1)

Eric E. Baker (2)(3) Ontario, Canada Chairman of the Board of Directors	Managing Partner Miralta Capital L.P. President Altacap Investors Inc. (private equity manager)	June 28, 2007(4)	2,878,689

Robert M. Beil(3)(5) Arizona, U.S.A. Director	Retired	September 5, 2007	30,000

George J. Bunze(3)(6) Québec, Canada Director	Vice-Chairman and Director Kruger Inc. (manufacturer of paper, tissue, wood products, energy (hydro/wind) and wine and spirits products)	June 28, 2007	25,250

Name, province or state and country of residence and position with the Corporation	Principal occupation	Director since	Number of common shares beneficially owned or over which control or direction is exercised as at April 15, 2012(1)

Robert J. Foster(6) Ontario, Canada Lead Director	CEO and President Capital Canada Limited (investment banking firm)	June 8, 2010	35,000

James Pantelidis Ontario, Canada	Corporate Director	—	1,000

Jorge N. Quintas(5)(7) Porto, Portugal Director	President Nelson Quintas SGPS, SA (manufacturer of electrical and telecommunication cables)	June 29, 2009	1,833,468

Gregory A. Yull Florida, U.S.A. Director, Chief Executive Officer and President of the Corporation	Chief Executive Officer and President of the Corporation	August 2, 2010	190,374

Melbourne F. Yull(2) Florida, U.S.A. Director	President Sammana Group, Inc.	June 28, 2007(8)	2,505,109

(1)	This information was provided to the Corporation by the respective directors.
(2)	Member of the Executive Committee.
(3)	Member of the Nominating & Governance Committee.
(4)	Mr. Baker was also a director of the Corporation from its incorporation on December 22, 1989 to July 4, 2000 and, prior thereto, a director of a predecessor company from 1984.
(5)	Member of the Compensation Committee.
(6)	Member of the Audit Committee.
(7)	Mr. Quintas was also a director of the Corporation from May 2005 to June 2006.
(8)	Mr. Yull was also a director of the Corporation from its incorporation on December 22, 1989 to June 14, 2006 and, prior thereto, a director of a predecessor company from 1981.

Mr. Pantelidis has over 30 years of experience in the petroleum industry. Mr. Pantelidis is Chairman of the Board of Parkland Fuel Corporation and has served as a director of Parkland Fuel Corporation since 1999. Mr. Pantelidis is Chairman and Director of EnerCare Inc. since 2002 (member of the Audit, Governance and Compensation, and Investment Committees). He also serves on the Board of each of RONA Inc. (Chairman of the Human Resources and Compensation Committee and member of the Development Committee); Industrial Alliance Insurance and Financial Services Inc. (Chairman of the Investment Committee and member of Human Resources and Compensation Committee). From 2002 to 2006, Mr. Pantelidis was on the board of FisherCast Global Corporation and served as Chairman and Chief Executive Officer from 2004 to 2006. From 2002 to 2004, Mr. Pantelidis was President of J.P. & Associates, a strategic consulting group. Between 1999 and 2001, Mr. Pantelidis served as Chairman and Chief Executive Officer for the Bata International Organization. Mr. Pantelidis has a Bachelor of Science degree and a Master of Business Administration degree, both from McGill University.

To the knowledge of the Corporation, none of the foregoing nominees for election as director of the Corporation:

(a)	is, or within the last ten years has been, a director, chief executive officer or chief financial officer of any company that:

(i)

was subject to a cease trade order, an order similar to a cease trade order, or an order that denied the relevant company access to any exemption under applicable securities legislation, and which in all cases was in effect for a period of more than 30 consecutive days (an “Order”), which Order was issued while the proposed director was acting in the capacity as director, chief executive officer or chief financial officer of such company; or

(ii)

was subject to an Order that was issued after the proposed director ceased to be a director, chief executive officer or chief financial officer and which resulted from an event that occurred while that person was acting in the capacity as director, chief executive officer or chief financial officer of such company; or

(b)

is, or within the last ten years has been, a director or executive officer of any company that, while the proposed director was acting in that capacity, or within a year of that person ceasing to act in that capacity, became bankrupt, made a proposal under any legislation relating to bankruptcy or insolvency or was subject to or instituted any proceedings, arrangement or compromise with creditors or had a receiver, receiver manager or trustee appointed to hold its assets, except for: George J. Bunze, who is Vice-Chairman and Director of Kruger Inc., and served as Vice-Chairman of Global Tissue LLC, a Delaware limited liability company acquired in 1999 by an indirect partially-owned subsidiary of Kruger Inc., and which commenced bankruptcy proceedings in 2000 before the U.S. Bankruptcy Court in Delaware; Eric E. Baker, a former director of AldeaVision Solutions Inc., a company whose shares were listed on the TSX Venture Exchange and which in 2007 filed court proceedings before the Superior Court of Québec for protection under the Companies’ Creditors Arrangement Act (Canada); and James Pantelidis, who made a private investment in Tattoo Footwear Inc. and joined the board of that company in 2003. In the 12 month period following the sale of his shares and departure from the board of Tattoo Footwear Inc., the company went into receivership; or

(c)

has, within the last ten years, become bankrupt, made a proposal under any legislation relating to bankruptcy or insolvency or become subject to or instituted any proceedings, arrangement or compromise with creditors or had a receiver, receiver manager or trustee appointed to hold his assets.

None of the foregoing nominees for election as director of the Corporation has been subject to:

(a)

any penalties or sanctions imposed by a court relating to securities legislation or by a securities regulatory authority or has entered into a settlement agreement with a securities regulatory authority; or

(b)	any other penalties or sanctions imposed by a court or regulatory body that would likely be considered important to a reasonable security holder in deciding whether to vote for a proposed director.

DIRECTORS’ AND OFFICERS’ INSURANCE

The Corporation maintains directors’ and officers’ liability insurance covering liability, including defense costs, of directors and officers of the Corporation incurred as a result of acting in such capacity, provided that they acted honestly and in good faith with a view to the best interests of the Corporation. The current limit of the insurance is $25 million. An annual premium of $85,000 was paid by the Corporation in the last-completed financial year with respect to the period from December 2010 to December 2011. Claims payable to the Corporation are subject to retention or a deductible of up to $100,000 per occurrence.

COMPENSATION OF EXECUTIVE OFFICERS AND DIRECTORS

Compensation Discussion and Analysis

This discussion describes the Corporation’s compensation program for each person who acted as Chief Executive Officer (“CEO”) and Chief Financial Officer (“CFO”) and the three most highly-compensated executive officers (or three most highly-compensated individuals acting in a similar capacity), other than the CEO and CFO, whose total compensation was more than $150,000 in the Corporation’s last financial year (each a “Named Executive Officer” or “NEO” and collectively, the “Named Executive Officers”). This section addresses the Corporation’s philosophy and objectives and provides a review of the process that the Compensation Committee follows in deciding how to compensate the Named Executive Officers. This section also provides discussion and analysis of the Compensation Committee’s specific decisions regarding the compensation of the Named Executive Officers for the financial year ended December 31, 2011.

Compensation Committee

The Compensation Committee of the Board of Directors (the “Compensation Committee”) is composed of three directors, namely Robert M. Beil (Chairman), Torsten A. Schermer and Jorge N. Quintas, none of whom is or has been at any previous time an employee of the Corporation or any of its subsidiaries, and all of whom are considered independent within the meaning of National Instrument 52 - 110—Audit Committee. The Committee reviews annually the performance of the executives and ensures that it understands compensation trends and that the programs in place are adequate. When circumstances warrant it, the Committee may make recommendations that deviate from current policies. The Board of Directors is of the view that the Compensation Committee collectively has the knowledge, experience and background to fulfill its mandate, and that each of the members of the Compensation Committee has direct experience relevant to his responsibilities regarding executive compensation. Each of the members of the Compensation Committee is an experienced senior executive. In particular, Messrs. Schermer and

Quintas are presidents of their respective firms and Mr. Beil has extensive experience with the design and implementation of executive compensation packages. These collective skills and extensive experience enable the Compensation Committee to make decisions on the suitability of the Corporation’s compensation policies and practices.

Compensation Program Philosophy

The Corporation’s executive compensation philosophy and program objectives are directed primarily by two guiding principles. First, the program is intended to provide competitive levels of compensation, at expected levels of performance, in order to attract, motivate and retain talented executives. Second, the program is intended to create an alignment of interest between the Corporation’s executives and shareholders so that a significant portion of each executive’s compensation is linked to maximizing shareholder value. In support of this philosophy, the executive compensation program is designed to reward performance that is directly relevant to the Corporation’s short-term and long-term success. The Corporation attempts to provide both short-term and long-term incentive compensation that varies based on corporate and individual performance.

Three primary components comprise the Corporation’s compensation program. They are basic salary, annual incentive bonuses based on performance, and long-term stock options granted pursuant to the Corporation’s Executive Stock Option Plan (“ESOP”). Each element of compensation fulfills a different role in attracting, retaining and motivating qualified executives and employees with the expertise and skills required in the business of the Corporation, who can effectively contribute to its long-term success and objectives. The following discussion describes the Corporation’s executive compensation program by component of compensation and discusses how each component relates to the Corporation’s overall executive compensation objective. In establishing the executive compensation program, the Corporation believes that:

(a)

base salaries provide an immediate cash incentive for the Corporation’s Named Executive Officers and should be at levels competitive with peer companies that compete with the Corporation for business opportunities and executive talent;

(b)

annual incentive bonuses encourage and reward performance over the financial year compared to predefined goals and objectives and reflect progress toward company-wide performance objectives and personal objectives; and

(c)

stock options ensure that the Named Executive Officers are motivated to achieve long-term growth of the Corporation and continuing increases in shareholder value, and provide capital accumulation linked directly to the Corporation’s performance.

The Corporation places equal emphasis on base salary and stock options as short-term and long-term incentives, respectively. Annual incentive bonuses are related to performance and may form a greater or lesser part of the entire compensation package in any given year.

Purpose

The Corporation’s executive compensation program has been designed to accomplish the following long-term objectives:

(a)	create a proper balance between building shareholder wealth and competitive executive compensation while maintaining good corporate governance;

(b)	produce long-term, positive results for the Corporation’s shareholders;

(c)	align executive compensation with corporate performance and appropriate peer-group comparisons; and

(d)	provide market-competitive compensation and benefits that will enable the Corporation to recruit, retain and motivate the executive talent necessary to be successful.

Compensation Process

The Compensation Committee administers the Corporation’s compensation program in accordance with the mandate set out in the Compensation Committee’s charter, which has been adopted by the Board of Directors of the Corporation (the “Board”). Part of the mandate is to evaluate and recommend to the Board compensation policies and programs for the Corporation’s directors, executive officers and senior management, including option grants under the ESOP described below. The Compensation Committee has the authority to retain compensation consultants to assist in the evaluation of director, chief executive officer and senior executive compensation. In 2011, the Corporation retained the services of Hay Group, Inc. for advice relating to the competitiveness and appropriateness of the compensation programs of the Corporation for the President and Chief Executive Officer and members of senior management, as the case may be. Hay Group, Inc. is in the midst of finalizing its external benchmarking study. The services to be provided by Hay Group, Inc may include, but are not limited to, advice on base salaries, short term, medium term and long term incentive programs, pension plans, social benefits, awards and provisions regarding employment and change of control. In connection with these services, Hay Group, Inc. may review the Corporation’s compensation policies (including choosing the companies forming part of the comparative groups, positioning regarding compensation and performance, performance measures, etc.), the design of the programs and the levels of compensation compared to market and may make observations and recommendations regarding amendments where appropriate.

The CEO makes recommendations to the Compensation Committee as to the compensation of the Corporation’s executive officers, other than himself. The Compensation Committee makes recommendations to the Board of Directors as to the compensation of the CEO and the other Named Executive Officers for approval, in accordance with the same criteria upon which the compensation of all other executive officers is based.

The Compensation Committee annually reviews the compensation levels for the executive officers and certain members of senior management. The Compensation Committee makes recommendations to the Board of Directors as to the compensation of the CEO and the other Named Executive Officers for approval, in accordance with the same criteria upon which the compensation of all other executive officers is based. For the fiscal year ended December 31, 2011, the Compensation Committee reviewed information it received from the CEO. It used this information to determine and approve such changes to the general compensation levels that it considered appropriate. In addition, on the recommendation of the CEO, the Compensation Committee approved and recommended to the Board discretionary stock option awards for executive officers and senior management. In arriving at its decisions, the Compensation Committee reviewed industry comparisons for similar-sized companies and for other companies in the packaging materials sector. For the fiscal year ended December 31, 2011, the comparative group was comprised of the following companies: AEP Industries, Aptargroup, Boise Inc., Enpro Industries, Exopak Holding Corporation, Myers Industries, Packaging Corporation of America and Tredegar Corporation. As of the date hereof, the Corporation has no plan to make any significant change to its compensation policies and practices in the next financial year.

Although the Compensation Committee may rely on information and advice obtained from consultants, all decisions with respect to executive compensation are made by the Board of Directors upon recommendation of the Compensation Committee and may reflect factors and considerations that differ from information and recommendations provided by such consultants, such as merit and the need to retain high-performing executives. Accordingly, the Board of Directors may exercise discretion either to award compensation absent attainment of the relevant performance goal or similar condition or to reduce or increase the size of any award or payout to one or more Named Executive Officer.

Base Salaries

The base salaries of the Named Executive Officers are reviewed annually to ensure that they take into account the following factors: market and economic conditions; levels of responsibility and accountability of each Named Executive Officer; skill and competencies of each Named Executive Officer; retention considerations; and level of demonstrated performance.

Variable Cash Incentive Awards – Bonuses

The Compensation Committee’s philosophy with respect to executive officer bonuses is to align the payments of bonuses with the performance of the Corporation, based on predefined goals and objectives established by the Compensation Committee and management. As a result of the fiscal 2011 performance of the Corporation, the Compensation Committee recommended the payment of bonuses to the Named Executive Officers for the fiscal year ended December 31, 2011.

Each of the Named Executive Officers received a performance bonus for 2011. Bonuses paid depend on the level of achievement of financial objectives of the Corporation. The Corporation attributes to each executive, depending on his or her hierarchic level, a bonus target level set as a percentage of his or her salary, representing the amount which will be paid if all objectives are achieved according to the targets set. Actual bonuses may vary between zero and twice the target bonus, based on the level of achievement of the predetermined objectives set out at the beginning of the fiscal year. The objectives and weight attached thereto are re-evaluated on an annual basis by the Compensation Committee and communicated to the relevant individuals.

For the fiscal year ended December 31, 2011, the bonuses were based on the Corporation achieving certain target amounts for:

(i)

Adjusted EBITDA, which the Corporation defines as net earnings (loss) before (i) income taxes (recovery); (ii) interest and other (income) expense; (iii) refinancing expense, net of amortization; (iv) amortization of debt issue expenses; (v) amortization of intangible assets and deferred charges; (vi) depreciation of property, plant and equipment; (vii) manufacturing facility closures, restructuring and other charges; (viii) impairment of goodwill; (ix) impairment of long lived assets and other assets; (x) write down on assets classified as asset held for sale; and (xi) other items as disclosed. Interest expense is defined as the total interest expense incurred net of any interest income earned during the year; and

(ii)	“cash flows from operations after changes in working capital”.

The Board of Directors elected to use Adjusted EBITDA instead of EBITDA (which the Corporation defines as net earnings (loss) before (i) income taxes (recovery); (ii) financial expenses, net of amortization; (iii) refinancing expense, net of amortization; (iv) amortization of other intangibles and capitalized software costs; and (v) depreciation) in determining bonuses for 2011 inasmuch as certain expenses and charges incurred by the Corporation during the year (i.e., manufacturing facility closure costs) were in the long term interest of the Corporation and that such amounts should not impact the ability of the Named Executive Officers to achieve the performance bonus targets.

The target amount for Adjusted EBITDA for 2011 was set at $59,900,000 (the “EBITDA Target”) and the target amount for cash flows from operations after changes in working capital was $37,200,000 (the “Cash flows Target”). The Corporation’s EBITDA for 2011 was $59,296,000 which was 99% of the EBITDA Target. The utilization of Adjusted EBITDA had the effect of increasing the bonus payable to the Named Executive Officers other than Mr. Yull and Mr. Pitz.

The following table presents the target incentive compensation as a percentage of salary, the indicators used in 2011 to measure the Corporation’s performance for purposes of the short term incentive compensation program and their relative weight.

		Gregory A. Yull	Bernard J. Pitz	Jim Bob Carpenter	Shawn Nelson	Douglas R. Nalette

Incentive compensation as a percentage of salary	Minimum Target Maximum	0% 100% 100%	0% 100% 100%	0% 50% 100%	0% 50% 100%	0% 50% 100%

Relative weight of financial indicators
Adjusted EBITDA		50%	50%	50%	100%	100%

Cash flows from operations after changes in working capital		50%	50%	50%	—	—

Total		100%	100%	100%	100%	100%

The bonus is calculated using, for each objective, the following formula and is equal to the sum of all results:

Annual salary X number of applicable months	X	Target bonus percentage	X	Weight of financial indicator
12 months

The Named Executive Officers other than Messrs. Yull and Pitz were also eligible for an additional bonus calculated using an Adjusted EBITDA target amount of $72,000,000 (the “Reach EBITDA Target”). This additional bonus is calculated using the following formula:

Actual Adjusted EBITDA – EBITDA Target	X	Maximum bonus amount-
Reach EBITDA Target – EBITDA Target		Target bonus amount

The following table presents the objectives for 2011 approved by the Board of Directors and the results achieved by the Corporation:

	Target	Result	Evaluation of Performance

EBITDA	$59,900,000	$59,296,000	98.99%
Adjusted EBITDA	$59,900,000	$63,144,000	105.42%
Cash flows from operations after changes in working capital	$37,200,000	$48,752,000	131.05%
Reach EBITDA Target	$72,000,000	$63,144,000	87.70%

Named Executive Officers were also eligible for prorated bonus amounts if between 90% and 100% of the target objectives were achieved by the Corporation.

The following table presents, for each target objective, the bonus amount earned by the Named Executive Officer for 2011.

	Gregory A. Yull	Bernard J. Pitz	Jim Bob Carpenter	Shawn Nelson	Douglas R. Nalette

EBITDA Target	$237,500	$185,400	$77,575	$152,500	$145,000
Cash flows Target	$237,500	$185,400	$77,575	—	—
Reach Target	—	—	$41,596	$40,885	$38,874

Total	$475,000	$370,800	$196,746	$193,385	$183,874

Stock Option Plan

The Corporation provides long-term incentive compensation to its Named Executive Officers through the ESOP. The ESOP is described in detail below under the heading “Securities Authorized for Issuance under Equity Compensation Plan – Executive Stock Option Plan”. The Compensation Committee recommends the granting of stock options from time to time based on its assessment of the appropriateness of doing so in light of the long-term strategic objectives of the Corporation, its current stage of development, the need to retain or attract particular key personnel, the number of stock options already outstanding and overall market conditions. The Compensation Committee views the granting of stock options as a means of promoting the success of the Corporation and higher returns to its shareholders. As such, the Compensation Committee does not grant stock options in excessively dilutive numbers or at exercise prices not reflective of the Corporation’s underlying value. For the fiscal year ended December 31, 2011, the Compensation Committee recommended the granting of stock options to the Named Executive Officers in respect of an aggregate of 575,000 common shares.

Group Benefits/Perquisites

The Compensation Committee believes that the perquisites for Named Executive Officers should be limited in scope and value and commensurate with perquisites offered by peer group companies. The perquisites, including property or other personal benefits provided to an Named Executive Officer that are not generally available to all employees in the year ended December 31, 2011 did not exceed in any case the lesser of $50,000 or 10% of the Named Executive Officer’s total salary.

Assessment of Risk Associated with the Corporation’s Compensation Policies and Practices

The Compensation Committee has assessed the Corporation’s compensation plans and programs for its executive officers to ensure alignment with the Corporation’s business plan and to evaluate the potential risks associated with those plans and programs. The Compensation Committee has concluded that the compensation policies and practices do not create any risks that are reasonably likely to have a material adverse effect on the Corporation.

The Compensation Committee considers the risks associated with executive compensation and corporate incentive plans when designing and reviewing such plans and programs.

NEO or directors are not permitted to purchase financial instruments (such as prepaid variable forward contracts, equity swaps, collars, or units of exchange funds) that are designed to hedge or offset a decrease in market value of equity securities granted as compensation or held, directly or indirectly, by the NEO or director.

Executive Compensation-Related Fees

“Executive Compensation-Related Fees” consist of fees for professional services billed by each consultant or advisor, or any of its affiliates, that are related to determining compensation for any of the Corporation’s directors and executive officers. In the fiscal year ended December 31, 2011, the Corporation paid to Hay Group, Inc. Executive Compensation-Related Fees amounting to $20,121 (nil for the fiscal year ended December 31, 2010).

Performance Graph

The following graph compares the cumulative five-year total return provided to shareholders on the Corporation’s common shares relative to the cumulative total returns of the S&P/TSX Composite Index. An investment of $100 (with reinvestment of all dividends) is assumed to have been made in the Corporation’s common shares and in the Index on December 31, 2006 and their relative performance is tracked through December 31, 2011.

During the period from 2006 through 2011, the Corporation’s share price underperformed in comparison to the S&P/TSX Composite Index. The aggregate annual compensation of the Named Executive Officers increased in 2007, decreased in 2008 and 2009 and increased in 2010 and 2011.

Variable cash incentive awards based on the Corporation’s financial performance occurred in 2005 based on 2004 financial performance and peaked in 2007 in connection with the Corporation’s financial performance for 2006. In 2008, there was a variable cash incentive award based on the financial performance of the Tapes and Films Division in 2007. There was no variable cash incentive award in 2009 based on the financial performance of the Corporation in 2008. In 2010, there was a variable cash incentive award based on the financial performance of the Tapes and Films Division in 2009. In 2011, there was a variable cash incentive award based on the financial performance of the Corporation (Divisions have been eliminated).

In 2007 and 2008, retention bonuses were paid to Named Executive Officers in connection with the strategic alternatives process and the subsequent voting down by the shareholders of the proposed sale of the Corporation and the related changes in the composition of the Board of Directors.

The Compensation Committee does not establish compensation or incentive levels based solely on the market value of the common shares of the Corporation. The Compensation Committee believes that there are a variety of factors that have an impact on the market value of the Corporation’s common shares that are not reflective of the underlying performance of the Named Executive Officers including the general market volatility.

Summary of the Compensation of the Named Executive Officers

Between the resignation of the Interim CEO on June 28, 2007 and June 8, 2010, the Corporation did not have a CEO. Eric E. Baker and Melbourne F. Yull have served, respectively, as the Chairman of the Board of Directors and Executive Director of the Corporation between June 28, 2007 and June 8, 2010, the date on which Gregory A. Yull was appointed CEO. The compensation paid to companies with which Messrs. Baker and Yull are respectively associated is set out in the “Advisory Services Agreements”, section below.

The following table provides information for the financial years ended December 31, 2011, 2010 and 2009 regarding compensation paid to or earned by the Named Executive Officers.

Summary Compensation Table

Name and Principal Occupation	Year	Salary ($)	Share- Based Awards ($)	Option- Based- Awards(1) ($)	Non-Equity Incentive Plan Compensation ($)		Pension Value ($)	All other Compensation(2) ($)	Total Compensation ($)
					Annual Incentive Plans	Long-Term Incentive Plans

Gregory A. Yull(3) CEO & President	2011 2010 2009	464,711 418,317 350,202	— — —	332,500 398,440 —	475,000 — —	— — —	9,605(4) — —	18,732(5) — —	1,300,548 816,757 350,202

Bernard J. Pitz(6) Chief Financial Officer	2011 2010 2009	368,141 360,000 55,385	— — —	110,000 — 193,350	370,800 49,315(7) —	— — —	9,605(4) — —	1,894(8) 353,113(9) —	860,440 762,428 248,735

Victor DiTommaso(10) Chief Financial Officer	2011 2010 2009	— — 220,480	— — —	— — —	— — —	— — —	— — —	— 279,900(11) —	— 279,900 220,480

Jim Bob Carpenter Sr. Vice President ECP and Procurement	2011 2010 2009	310,300 306,123 282,254	— — —	27,500 45,707 —	196,746 — —	— — —	9,605(4) — —	2,947(8) — —	547,098 351,830 282,254

Shawn Nelson Senior Vice- President Industrial Business Unit(12)	2011 2010 2009	297,616 271,298 250,144	— — —	55,000 45,707 —	193,385 — 55,000(13)	— — —	9,605(4) — —	978(8) — —	556,584 317,005 305,144

Douglas R. Nalette Senior Vice President Operations(12)	2011 2010 2009	281,385 251,567 231,952	— — —	55,000 45,707 —	183,874 — 55,000(13)	— — —	4,168(4) — —	2,638(8) — —	527,065 297,274 286,952

(1)

Value of awards granted on June 27, 2011 to Bernard J. Pitz, Jim Bob Carpenter, Shawn Nelson and Douglas R. Nalette using the Black-Scholes method, a commonly-used method, using the following assumptions: estimated volatility assumption of 65.87%, estimated dividend yield of 0%, interest rate of 2.48%, and option term of six years. The value of awards granted on June 7, 2011 to Greg Yull was determined using the Black-Scholes method and the following assumptions: estimated volatility assumption of 65.81%, estimated dividend yield of 0%, interest rate of 2.45% and option term of ten years.

(2)

The value of perquisites received by each of the Named Executive Officers, including property or other personal benefits provided to the Named Executive Officers that are not generally available to all employees, were not in the aggregate greater than the lesser of $50,000 or 10% of the Named Executive Officer’s total salary for the financial year.

(3)	Prior to June 8, 2010, Mr. Yull was President, Distribution Products (Tapes & Films).
(4)	Represents the Corporation’s contribution to its defined contribution pension plan, which qualifies as a deferred salary arrangement under section 401(k) of the United States Internal Revenue Code.
(5)

Includes an amount of $10,899 with respect to a company leased vehicle per the terms of Mr. Yull’s employment agreement with the Corporation, an amount of $6,250 tax gross-up paid by the Corporation to Gregory A. Yull with respect to the company leased vehicle, and Group Term Life Insurance.

(6)	Mr. Pitz was appointed CFO of the Corporation effective on November 12, 2009.
(7)	The annual incentive paid to Mr. Pitz was based on a pro rata bonus for 2009 pursuant to the terms of his employment agreement.
(8)	Group Term Life Insurance.
(9)

This amount represents the tax gross-up paid by the Corporation to Bernard J. Pitz with respect to the reimbursement of the loss on the sale of his home and relocation costs (these costs amounted to $660,990).

(10)	Mr. DiTommaso resigned from the position of Chief Financial Officer of the Corporation effective on November 12, 2009.
(11)	Mr. DiTommaso resigned from the position of Chief Financial Officer of the Corporation effective November 12, 2009. This amount represents a severance payment.
(12)	Officer of Intertape Polymer Corp., a wholly owned subsidiary of the Corporation.
(13)	This amount was paid to Mr. Nelson and Mr. Nalette in 2010 but earned on the basis of the Tapes & Film Division attaining specific performance goals in fiscal 2009.

Incentive Plan Awards—Outstanding Share-Based Awards and Option-Based Awards

The following table sets out the details of all outstanding stock options granted to the Named Executive Officers at December 31, 2011, the end of the most recently completed financial year of the Corporation.

	Option-Based Awards				Share-Based Awards
Name	Number of Securities Underlying Unexercised Options (#)	Option Exercise Price ($)	Option Expiration Date	Value of Unexercised In-the-Money Options(1) ($)	Number of Shares or Units of Shares that have not Vested (#)	Market or Payout Value of Share-based awards that have not Vested(2) ($)	Market or Payout Value of Vested Share-based awards not paid out or distributed ($)
Gregory A. Yull	50,000 20,000 35,000 442,073 350,000 350,000	9.85 9.85 7.50 3.37 1.90 1.55	03/28/2012 03/28/2012 05/29/2012 09/17/2013 08/05/2020 06/07/2021	— — — — 493,500 616,000	—	—	—
Bernard J. Pitz	182,927 100,000	3.37 1.80	11/12/2015 06/27/2017	— 151,000	—	—	—
Jim Bob Carpenter	20,000 15,000 2,907 100,000 35,000 25,000	9.85 7.50 3.37 3.37 2.19 1.80	03/28/2012 05/29/2012 09/17/2013 08/26/2014 06/10/2016 06/27/2017	— — — — 39,200 37,750	—	—	—
Shawn Nelson	17,500 15,000 152,439 35,000 50,000	9.85 8.46 3.37 2.19 1.80	03/28/2012 05/09/2012 09/17/2013 06/10/2016 06/27/2017	— — — 39,200 75,500	—	—	—
Douglas R. Nalette	13,000 15,000 147,352 35,000 50,000	9.85 8.46 3.37 2.19 1.80	03/28/2012 05/09/2012 09/17/2013 06/10/2016 06/27/2017	— — — 39,200 75,500	—	—	—
(1)

This column contains the aggregate value of in-the-money unexercised options as at December 31, 2011, calculated based on the difference between the closing price of the common shares on the TSX underlying the stock options as at December 31, 2011 (being $3.31) and the exercise price of the stock options. Actual gains, if any, on exercise will depend on the value of the common shares on the date of exercise. There is no guarantee that gains will be realized.

(2)	Calculated based on the closing price of the common shares on the TSX underlying the performance shares as at December 30, 2011 (being $3.31).

Incentive Plan Awards – Value Vested or Earned During the Year

The following table sets out, for each Named Executive Officer, the value of option-based awards and share-based awards which vested during the year ended December 31, 2011 and the value of non-equity incentive plan compensation earned during the year ended December 31, 2011.

Name	Option-Based Awards –Value Vested During the Year(1)	Share-Based Awards –Value Vested During the Year	Non-Equity Incentive Plan Compensation – Value Earned During the Year
Gregory A. Yull	$31,500	nil	nil
Bernard J. Pitz	nil	nil	nil
Jim Bob Carpenter	nil	nil	nil
Shawn Nelson	nil	nil	nil
Douglas R. Nalette	nil	nil	nil
(1)

The value is calculated as if the stock options were exercised on the vesting date of each relevant grant. The value is equal to the excess of the closing price of the common shares underlying the options on the vesting date over the exercise price on the vesting date.

For a description of the terms and conditions of the ESOP, see below under the heading “Securities Authorized for Issuance under Equity Compensation Plans – Executive Stock Option Plan.”

Termination and Change of Control Benefits

The following agreements between the Corporation and members of senior management were in effect at the end of the Corporation’s most recently-completed financial year.

The Corporation entered into “change of control” agreements as of January 2001 with each of Messrs. Jim Bob Carpenter (Sr. Vice-President, Global Sourcing), Burgess Hildreth (Sr. Vice-President, Administration), Shawn Nelson (Sr. Vice-President Sales), as of October 28, 2004 with Douglas R. Nalette (Sr. Vice-President Operations), and as of November 17, 2009 with Bernard J. Pitz (Chief Financial Officer). These agreements provide that if, within a period of six months after a change of control of the Corporation: (a) the executive voluntarily terminates his employment with the Corporation; or (b) the Corporation terminates the executive’s employment without cause, such executive will be entitled to, subject to the restrictions of Section 409A of the Internal Revenue Code of 1986, in deferred compensation, a lump sum in the case of his resignation or an indemnity in lieu of notice in a lump sum in the case of his termination, equal to 12 to 24 months of such executive’s remuneration at the effective date of such resignation or termination, depending on his seniority.

Furthermore, these agreements also provide that if during the term of the executive’s employment a bona fide offer is made to all shareholders of the Corporation which, if accepted, would result in a change of control of the Corporation, then, subject to any applicable law, all of the executive’s options which have not yet become vested and exercisable shall become vested and exercisable immediately. Upon expiry of such bona fide offer, if it does not result in a change of control of the Corporation, all of the executive’s unexercised options which were not vested prior to such offer, shall immediately revert to their unvested status and to their former provisions with respect to the time of their vesting.

On August 2, 2010, the Corporation entered into an Executive Employment Agreement with Gregory A. Yull. Pursuant to the terms of the Agreement, Mr. Yull shall receive an annual base salary of $450,000, increased to $475,000 commencing June 1, 2011 and $500,000 commencing on June 1, 2012. Mr. Yull shall also be entitled to a performance bonus for each fiscal year ranging from zero to 100% of his then current annual base salary based on the achievement of specific goals that are mutually agreed to between Mr. Yull and the Board. For 2011, Mr. Yull’s bonus was based on the Corporation’s achieving certain target amounts for adjusted EBITDA and cash flows from operations after changes in working capital as set forth above in the Section entitled “Compensation Of Executive Officers And Directors - Compensation Discussion And Analysis - Variable Cash Incentive Awards – Bonuses”. During the first three years of Mr. Yull’s employment, commencing June 8, 2010, Mr. Yull shall be granted 350,000 stock options annually in accordance with the ESOP and thereafter at the discretion of the Board. The options to be granted during each of the first three years shall become exercisable in annual increments of 25% on each of the first four anniversaries of the grant date. Such options shall expire on the tenth anniversary of the grant date, subject to the early expiry provisions of the ESOP. The exercise price of such options shall be equal to the closing market price on the last trading day prior to the date of such grant. Fifty percent (50%) of the shares acquired by Mr. Yull pursuant to the exercise of the options granted under the Executive Employment Agreement must be retained by Mr. Yull and not sold or disposed of for a period of three years following the date when the option was exercised. Further, pursuant to the Agreement, Mr. Yull shall receive a reasonable car allowance or leased vehicle, be entitled to participate in all employee benefit programs established by the Corporation, and be reimbursed for his annual dues for the Laurel Oak Golf and Country Club and the Restigouche Club.

Provided Mr. Yull has served under the Agreement a minimum of five years, upon termination of his employment for any reason other than for cause, he shall receive a defined benefit supplementary pension annually for life equal to the lesser of (i) $600,000 if he separates from service at age 65 or older, $570,000 at age 64, $540,000 at age 63, $510,000 at age 62, $480,000 at age 61, or $450,000 at age 60, and (ii) two percent of the average of his total cash compensation (base salary and performance bonus) for the highest five years of his employment during the prior ten years as of the time of separation, multiplied by his years of service with the Corporation.

In the event of Mr. Yull’s death, his surviving spouse would receive 50% of the annual supplement pension benefit within ninety days of his death and continuing annually during her lifetime. In the event the Corporation terminates Mr. Yull’s employment for any reason other than cause, or Mr. Yull terminates his employment for Good Reason as defined in the Agreement, Mr. Yull shall be entitled to severance pay in an amount equal to two times the sum of his base salary and the average performance bonus paid to Mr. Yull in the last two fiscal years ending on the date prior to his date of termination. Subject to the restrictions of Section 409A of the Internal Revenue Code of 1986, such amount shall be paid 65% in a lump sum and the balance in eight equal quarterly installments. In addition, all unvested options that would otherwise vest during the 24 months following the date of termination shall be immediately vested and remain exercisable for a period of twelve months. Lastly, the retirement benefits set forth above shall vest.

In the event that Mr. Yull’s employment is terminated as a result of his Permanent Disability, as defined in the Agreement, or death, he shall be entitled to receive (i) accrued and unpaid base salary earned up to the date of termination, (ii) a pro-rated performance bonus that he would have received in respect of the fiscal year in which the termination occurred, (iii) vacation pay earned up to the date of termination, and (iv) provided the date of termination is on or after the fifth year anniversary of the Agreement, the retirement benefits set forth above shall vest. In addition, all unvested stock options held by Mr. Yull shall immediately vest and remain exercisable for a period of nine months following the date of termination for Permanent Disability or death.

In the event that Mr. Yull’s employment is terminated by the Corporation without cause or for Good Reason within two years of a Change of Control, as defined in the Agreement, then he shall be entitled to receive (i) accrued and unpaid base salary earned up to the date of termination, (ii) a pro-rated performance bonus that he would have received in respect of the fiscal year in which the termination occurred, based upon the average performance bonus paid to Mr. Yull in the last two fiscal years, (iii) vacation pay earned up to the date of termination, and (iv) severance pay in an amount equal to three times the sum of his base salary and the average performance bonus paid in the last two fiscal years immediately preceding the date of termination. In addition, all unvested stock options held by Mr. Yull shall immediately vest and remain exercisable for a period of 36 months following the date of termination, and the retirement benefits set forth above shall vest. Mr. Yull shall also be entitled to participate, at his cost, in the benefits under the Corporation’s medical and dental benefit program until such time as he reaches the age of eligibility for coverage under Medicare. Lastly, disability and life insurance benefits shall be provided for the benefit of Mr. Yull pursuant to any benefit plans and programs then provided by the Corporation generally to its executives and continue for a period of 36 months following the date of termination.

Mr. Yull has also agreed to a customary non-compete for two years from the date of termination.

On October 30, 2009, the Corporation entered into an employment letter agreement with Bernard J. Pitz. Pursuant to the terms of the letter agreement, Mr. Pitz receives an annual base salary of $360,000. Mr. Pitz is also entitled to a bonus ranging from zero to 100% of his then current annual base salary based on the achievement of specific goals that are mutually agreed to between Mr. Pitz and the Board. For 2011, Mr. Pitz’ bonus was based on the Corporation’s achieving certain target amounts for adjusted EBITDA and cash flows from operations after changes in working capital as set forth above in the Section entitled “Compensation Of Executive Officers And Directors - Compensation Discussion And Analysis - Variable Cash Incentive Awards – Bonuses”. Further, Mr. Pitz was awarded 182,927 options with a grant price of $3.37. In addition, the Corporation agreed to cover Mr. Pitz’ relocation costs.

On November 17, 2009, the Corporation entered into a second letter agreement with Mr. Pitz. Pursuant to the terms of the letter agreement, in the event the Corporation terminates Mr. Pitz’ employment for any reason other than Cause as defined in the letter agreement, or Mr. Pitz terminates his employment for Good Reason as defined in the letter agreement, Mr. Pitz shall be entitled to severance pay in an amount equal to 12 times his highest total base monthly salary received in any one month during the twelve months prior to Mr. Pitz’ last day of employment, provided that if Mr. Pitz’ termination of employment occurs within twelve months of the appointment of a Chief Executive Officer of the Corporation other than Gregory A. Yull, then the severance payment due to Mr. Pitz shall be equal to 24 times Mr. Pitz’ highest monthly salary. Subject to the restrictions of Section 409A of the Internal Revenue Code of 1986 (“Section 409A”), such amount shall be paid in either 12 or 24 equal monthly instalments as applicable (“Severance Period”). In the event there is a Section 409A Change in Control within 6 months prior to Mr. Pitz’ termination of employment or during the Severance Period, the remainder of the unpaid severance payments shall be accelerated and paid in a single lump sum within 10 days after the 409A Change in Control occurs, subject to Section 409A. In the event there is an occurrence of Good Reason and Mr. Pitz does not terminate his employment within 60 days of the occurrence, he shall be deemed to have waived such Good Reason. If Mr. Pitz’ employment is terminated for Cause, or he resigns without Good Reason, or retires, then Mr. Pitz will not be eligible for severance pay. Mr. Pitz shall also be entitled to participate in the benefits under the Corporation’s medical, dental, vision, life insurance and accidental death and dismemberment coverage, subject to the then current cost sharing features of the plans. In the event Mr. Pitz obtains other employment during the first twelve months of severance payments, the Corporation’s obligation to pay such severance shall cease. In the event Mr. Pitz obtains employment after twelve months but during the remainder of the Severance Period, the severance payments shall be reduced by the amount of compensation paid to Mr. Pitz by his subsequent employer.

On July 19, 2010, the Corporation entered into a letter agreement with Mr. Jim Bob Carpenter. Pursuant to the terms of the letter agreement, in the event the Corporation terminates Mr. Carpenter’s employment for any reason other than Cause as defined in the letter agreement, or Mr. Carpenter terminates his employment for Good Reason as defined in the letter agreement, Mr. Carpenter shall be entitled to severance pay in an amount equal to 24 times his highest total base monthly salary received in any one month during the twelve months prior to Mr. Carpenter’s last day of employment. Subject to the restrictions of Section 409A of the Internal Revenue Code of 1986 (“Section 409A”), such amount shall be paid in 24 equal monthly instalments (“Severance Period”). In the event there is a Section 409A Change in Control within 6 months prior to Mr. Carpenter’s termination of employment or during the Severance Period, the remainder of the unpaid severance payments shall be accelerated and paid in a single lump sum within 10 days after the 409A Change in Control occurs, subject to Section 409A. In the event there is an occurrence of Good Reason and Mr. Carpenter does not terminate his employment within 60 days of the occurrence, he shall be deemed to have waived such Good Reason. If Mr. Carpenter’s employment is terminated for Cause, or he resigns without Good Reason, or retires, then Mr. Carpenter will not be eligible for severance pay. Mr. Carpenter shall also be entitled to participate in the benefits under the Corporation’s medical, dental, vision, life insurance and accidental death and dismemberment coverage, subject to the then current cost sharing features of the plans. In the event Mr. Carpenter obtains other employment during the Severance Period, the Corporation’s obligation to pay such severance shall cease.

Director Compensation

Compensation of directors is established in order to allow the Corporation to attract and retain highly qualified and devoted directors with a varied and relevant experience, taking into account the numerous segments of activities which the Corporation exploits, and to align the interests of the directors with those of the shareholders.

Directors receive annual fees and additional compensation which varies depending on their attendance to meetings of the Board or of its committees. Compensation is paid semi-annually.

The following table presents the different components of the compensation the directors may be entitled to receive, with the exception of Gregory A. Yull, who does not receive any compensation for serving as director as he is an executive of the Corporation.

Type of Compensation	Amount
Annual Amount
Annual retainer fee	$30,000
Chair of the Board of Directors (includes the annual retainer fee)	$90,000
Chair of the Audit Committee	$10,000
Member of the Audit Committee	$5,000
Chair of the Compensation Committee and of the Nominating & Corporate Governance Committee	$5,000
Member of the Compensation Committee and of the Nominating & Corporate Governance Committee	$2,000
Chair of the Executive Committee	$5,000
Member of the Executive Committee	$2,000

Other Compensation
Attendance fee for each meeting of the Board of Directors and committees	$1,000 ($500 by telephone)

The Corporation does not have a retirement plan for directors who are not employees of the Corporation.

If an independent director who is not an employee of the Corporation or of one of its subsidiaries is asked to provide additional services to the Corporation as director beyond the customary responsibilities of a director, such director may receive additional compensation determined by the Nominating and Corporate Governance Committee.

Summary of Director Compensation

The Corporation paid its directors an aggregate of $314,500 for their services as directors in respect of the fiscal year ended December 31, 2011. The following table presents the details of the compensation paid to the directors of the Corporation for the fiscal year ended December 31, 2011 (except for Mr. Gregory A. Yull who is a Named Executive Officer).

Director	Fees earned ($)	Share-based awards ($)	Option-based awards(1) ($)	Non-equity incentive plan compensation ($)	Pension value(2) ($)	All other compensation ($)	Total ($)
Eric E. Baker(3)	49,500	—	19,000	—	—	—	68,500
Robert M. Beil	40,500	—	19,000	—	—	—	59,500
George J. Bunze	50,500	—	19,000	—	—	—	69,500
Robert J. Foster	45,500	—	19,000	—	—	—	64,500
Jorge N. Quintas	36,000	—	19,000	—	—	—	55,000
Torsten A. Schermer	48,000	—	19,000	—	—	—	67,000
Gregory A. Yull	—	—	—	—	—	—	—
Melbourne F. Yull	44,500	—	19,000	—	—	—	63,500

(1)

Value of awards granted on June 7, 2011 using the Black-Scholes method, a commonly-used method, using the following assumptions: estimated volatility assumption of 65.81%, estimated dividend yield of 0%, interest rate of 2.45%, and option term of six years.

(2)	The Corporation does not have a retirement plan for directors who are not employees of the Corporation.
(3)

Prior to July 1, 2011, Mr. Baker’s services as Chairman of the Board were provided pursuant to an Advisory Services Agreement that expired on June 30, 2011 and which provided for monthly compensation in the amount of CDN$25,000 (see below “Advisory Services Agreement”). Accordingly, Mr. Baker received half of the annual fee for serving as Chair of the Board of Directors.

The following table presents the fees paid to each director as such for the fiscal year ended December 31, 2011

Directors	Annual Compensation ($)	Compensation as committee member ($)	Compensation as committee chair ($)	Attendance fees for meetings of the Board of Directors or of a committee ($)	Total ($)
Eric E. Baker(1)	45,000	1,000	—	3,500	49,500
Robert M. Beil	30,000	—	5,000	5,500	40,500
George J. Bunze	30,000	—	10,000	10,500	50,500
Robert J. Foster	30,000	5,000	—	10,500	45,500
Jorge N. Quintas	30,000	2,000	—	4,000	36,000
Torsten A. Schermer	30,000	7,000	—	11,000	48,000
Gregory A. Yull	—	—	—	—	—
Melbourne F. Yull	30,000	—	5,000	9,500	44,500

(1)

Prior to July 1, 2011, Mr. Baker’s services as Chairman of the Board were provided pursuant to a Services Agreement that expired on June 30, 2011 and which provided for monthly compensation in the amount of CDN$25,000 (see below “Advisory Services Agreement”). Accordingly, Mr. Baker received half of the yearly fee for serving as a director.

Outstanding Director Incentive Plan Awards for the Fiscal Year Ended December 31, 2011

The following table presents for each director all outstanding awards at the end of the fiscal year ended December 31, 2011 (except for Mr. Gregory A. Yull who is an Named Executive Officer, see the heading “Compensation of Executive Officers Analysis—Summary Compensation for Executive Officers—Incentive Plan Awards—Outstanding Share-Based Awards and Option-Based Awards”).

	Option-Based Awards				Share-Based Awards
Name	Number of Securities Underlying Unexercised Options (#)	Option Exercise Price ($)	Option Expiration Date	Value of Unexercised In-the-Money Options(1) ($)	Number of Shares or Units of Shares that have not Vested (#)	Market or Payout Value of Share-based awards that have not Vested(2) ($)	Market or Payout Value of Vested Share-based awards not paid out or distributed ($)
Eric E. Baker	50,000 20,000	2.19 1.55	06/10/2016 06/07/2017	56,000 35,200	—	—	—
Robert M. Beil	30,000 10,000 10,000 20,000	3.24 0.55 2.19 1.55	09/05/2013 04/01/2015 06/10/2016 06/07/2017	2,100 27,600 11,200 35,200	—	—	—
George J. Bunze	30,000 10,000 10,000 20,000	3.24 0.55 2.19 1.55	09/05/2013 04/01/2015 06/10/2016 06/07/2017	2,100 27,600 11,200 35,200	—	—	—
Robert J. Foster	30,000 20,000	2.19 1.55	06/10/2016 06/07/2017	33,600 35,200	—	—	—
Jorge N. Quintas	30,000 10,000 20,000	1.84 2.19 1.55	11/13/2015 06/10/2016 06/07/2017	44,100 11,200 35,200	—	—	—
Torsten A. Schermer	30,000 10,000 10,000 20,000	3.24 0.55 2.19 1.55	09/05/2013 04/01/2015 06/10/2016 06/07/2017	2,100 27,600 11,200 35,200	—	—	—
Melbourne F. Yull	110,000 50,000 20,000	9.85 2.19 1.55	03/28/2012 06/10/2016 06/07/2017	— 56,000 35,200	—	—	—

(1)

This column contains the aggregate value of in-the-money unexercised options as at December 31, 2011, calculated based on the difference between the closing price of the common shares on the TSX underlying the stock options as at December 31, 2011 (being $3.31) and the exercise price of the stock options. Actual gains, if any, on exercise will depend on the value of the common shares on the date of exercise. There is no guarantee that gains will be realized.

(2)	Calculated based on the closing price of the common shares on the TSX underlying the performance shares as at December 31, 2011 (being $3.31).

Each Director is required to own a minimum of USD$20,000.00 of the Corporation’s common shares, such amount to be measured based on the original purchase price of such shares. Each Director is in compliance with this requirement.

Advisory Services Agreements

In 2010, the Corporation entered into a service agreement with a company controlled by the current Chairman of the Board of Directors. This agreement required the provision of support services that included the duties of Chairman of the Board and qualified as a related party transaction in the normal course of operations. The Chairman of the Board support services agreement was effective from January 1, 2010 through June 30, 2011 and provided for monthly compensation in the amount of CDN$25,000. These amounts were in lieu of the fees otherwise paid to Directors for their services.

Pension and Post-Retirement Benefit Plans

The following table sets out the entitlements of each of Melbourne F. Yull and Gregory A. Yull under the defined benefit plans that provide for payments or benefits at, following, or in connection with retirement (all figures were calculated using the accounting methods and assumptions disclosed in Note 17 to the Consolidated Financial Statements of the Corporation for the fiscal year ended December 31, 2011).

Name	Number of Years Credited Service	Annual Benefits Payable ($)		Opening Regent Value of Defined Benefit Obligation ($)	Compensatory Change ($)	Non- Compensatory Change ($)	Closing Present Value of Defined Benefit Obligation ($)
		At Year End	At Age 65
Melbourne F. Yull	25	260,935	N/A	2,940,644	(260,935)	392,414	3,072,123
Gregory A. Yull	22	224,955	600,000	1,263,159	—	584,438	1,847,597

Melbourne F. Yull was Chairman of the Board of Directors and Chief Executive Officer of the Corporation from January 11, 1995 to June 14, 2006. Prior thereto, Mr. Yull was the President and a director of the Corporation or a predecessor thereof, from 1981. The former employment agreement entered into between the Corporation and Mr. Yull provides that Mr. Yull receives from the Corporation a defined benefit supplementary pension annually for life in an amount equal to 2% of the average of Mr. Yull’s annual gross salary for the final five years of his employment with the Corporation, multiplied by his years of service with the Corporation to retirement. Accordingly, Mr. Yull receives a pension from the Corporation in an amount of $260,935 per year.

Gregory A. Yull is President, Chief Executive Officer and a director of the Corporation. The employment agreement entered into between the Corporation and Gregory A. Yull provides that he will receive from the Corporation a defined benefit supplementary pension annually for life in an amount equal to the lesser of (i) $450,00 if he separates from service to the Corporation at age 60 up to a maximum amount of $600,000 at age 65 increasing rateably for each additional year of service past age 60, and (ii) 2% of the average of his total cash compensation (base salary and performance bonus) for the highest five years of his employment during the prior ten years as of the time of separation of his employment with the Corporation, multiplied by his years of service with the Corporation. As of December 31, 2011, Mr. Yull’s accumulated benefit was an amount of $224,955 per year.

The Corporation maintains defined contribution pension plans in the United States and Canada. Each Named Executive Officer participates in the “U.S. Plan”. The U.S. Plan is a defined contribution pension plan and qualifies as a deferred salary arrangement under section 401(k) of the United States Internal Revenue Code. Under the U.S. Plan, employees who have been employed for at least 90 days may defer a portion of their pre-tax earnings subject to statutory limitations. The Corporation may make discretionary contributions for the benefit of eligible employees. The U.S. Plan permits eligible employees to choose how their account balances are invested on their behalf within a range of investments options provided by third-party fund managers. The following table sets out the Corporation’s contributions to the pension plan and the accumulated value as at December 31, 2011 for each Named Executive Officer.

Name	Accumulated Value at Start of Year ($)	Compensatory ($)	Accumulated Value at Year End ($)
Gregory A. Yull	121,960	9,065	346,404
Bernard J. Pitz	16,434	9,065	40,069
Jim Bob Carpenter	262,518	9,065	284,761
Shawn Nelson	203,120	9,065	283,831
Douglas R. Nalette	24,104	4,168	85,453

SECURITIES AUTHORIZED FOR ISSUANCE UNDER EQUITY COMPENSATION PLANS

The following table sets out certain details as at December 31, 2011 with respect to the Corporation’s plans pursuant to which equity securities of the Corporation are authorized for issuance.

Equity Compensation Plan Information

Plan category	Number of securities to be issued upon exercise of outstanding options, warrants and rights (a)	Weighted-average exercise price of outstanding options, warrants and rights (b)	Number of securities remaining available for future issuance under equity compensation plans (excluding securities reflected in column (a)) (c)
Equity compensation plans approved by security holders	3,774,026	$3.28	2,122,079
Equity compensation plans not approved by security holders	—	—	—
Total	3,774,026	$3.28	2,122,079

The options referred to in the table above were granted under the ESOP.

Executive Stock Option Plan

In 1992, the Corporation established the ESOP in respect of the common shares of the Corporation, which has been amended from time-to-time. At a special meeting of shareholders of the Corporation held on September 5, 2007, shareholders approved the most recent amendment to the ESOP, which increased the maximum number of common shares that may be issued under the ESOP to a number equal to 10% of the issued and outstanding common shares of the Corporation from time-to-time. The ESOP is administered by the Board.

The purpose of the ESOP is to promote a proprietary interest in the Corporation among the executives, key employees and directors of the Corporation and its subsidiaries, in order to both encourage such persons to further the development of the Corporation and assist the Corporation in attracting and retaining key personnel necessary for the Corporation’s long-term success. The Board designates from time-to-time those persons to whom options are to be granted and determines the number of common shares covered by such options. Generally, participation in the ESOP is limited to persons holding positions that can have an impact on the Corporation’s long-term results.

The number of common shares to which the options relate is determined by taking into account, inter alia, the market value of the common shares and each optionee’s base salary.

The following is a description of certain features of the ESOP, as required by the Toronto Stock Exchange:

a)

options expire not later than ten years after the date of grant and, unless otherwise determined by the Board, all vested options under a particular grant expire 24 months after the vesting date of the last tranche of such grant;

b)

options vest at the rate of 25% per year, beginning, in the case of options granted to employees, on the first anniversary date of the grant and, in the case of options granted to non-management directors, on the date of the grant;

c)	the aggregate number of options that may be granted to directors who are not part of management may not exceed 1% of the number of issued and outstanding common shares of the Corporation;

d)

the exercise price of the options is determined by the Board, but cannot be less than the “Market Value” of the common shares of the Corporation, defined in the ESOP as the closing price of the common shares on the Toronto Stock Exchange for the day immediately preceding the effective date of the grant;

e)

notwithstanding the foregoing, “Market Value” cannot be lower than the closing price of the common shares on the Toronto Stock Exchange for the day immediately preceding the effective date of the grant;

f)	the number of common shares reserved for issuance to any person cannot exceed 5% of the number of issued and outstanding common shares of the Corporation;

g)

the number of common shares issuable to any one “reporting insider” (as defined in National Instrument 55-104 – Insider Reporting Requirements and Exceptions) of the Corporation and such person’s associates within a one-year period cannot exceed 5% of the number of issued and outstanding common shares of the Corporation;

h)

the number of common shares reserved for issuance pursuant to stock options granted to “insiders” under the ESOP or any other compensation arrangement of the Corporation cannot exceed 10% of the number of issued and outstanding common shares of the Corporation, and the number of common shares issuable to “insiders” within a one-year period under the ESOP or any other compensation arrangement of the Corporation cannot exceed 10% of the number of issued and outstanding common shares of the Corporation;

i)	options granted under the ESOP may not at any time be repriced;

j)	options granted under the ESOP may not be assigned;

k)

in the event that a bona fide offer to purchase all or part of the outstanding common shares is made to all shareholders, notice thereof must be given by the Corporation to all optionees and all options will become immediately exercisable, but only to the extent necessary to enable an optionee to tender his or her shares should the optionee so desire;

l)	the ESOP does not provide for financial assistance from the Corporation to optionees;

m)

when a director of the Corporation ceases to be a director, all non-vested options are immediately cancelled and the former director is entitled to exercise, within a period of three months from such event, options that had vested at the time the director ceased to be a director;

n)

in the case of retirement, all non-vested options are immediately cancelled and the former employee is entitled to exercise, within a period of twelve months from retirement, options that had vested at the time of retirement;

o)

in the case of an optionee’s or director’s death, all non-vested options are immediately cancelled and the estate is entitled to exercise, within a period of twelve months from death, options that had vested at the time of death; and

p)

when a optionee ceases to be an employee of the Corporation or a subsidiary for any reason other than retirement or death, all non-vested options are immediately cancelled and the optionee is entitled to exercise, within a period of three months from the termination of employment, options that had vested at the time of termination of employment.

As at April 15, 2012, there were options outstanding under the ESOP to purchase an aggregate of 3,498,526 common shares, representing 5.9% of the issued and outstanding common shares of the Corporation, and a total of 2,397,579 common shares were available for future grants of stock options, representing 4.1% of the issued and outstanding common shares of the Corporation.

AUDIT COMMITTEE INFORMATION

Reference is made to the subsection entitled “Audit Committee” under Item 6D in the Corporation’s Annual Report on Form 20-F for the fiscal year ended December 31, 2011 for required disclosure relating to the Audit Committee. The Annual Report on Form 20-F is available under the Corporation’s “company profile” on SEDAR at www.sedar.com and can be obtained by contacting the Corporation at 9999 Cavendish Blvd., Suite 200, Ville-St-Laurent, Québec H4M 2X5, telephone (514) 731-7591.

APPOINTMENT OF AUDITORS

Except where authorization to vote with respect to the appointment of auditors is withheld, the persons named in the accompanying form of proxy intend to vote for the appointment of Raymond Chabot Grant Thornton LLP, Chartered Accountants, as the auditors of the Corporation until the next annual meeting of shareholders.

INDEBTEDNESS OF DIRECTORS AND EXECUTIVE OFFICERS

Aggregate Indebtedness

The following table sets out the aggregate indebtedness to the Corporation and its subsidiaries, as at April 15, 2011, of the executive officers, directors, employees and former executive officers, directors and employees of the Corporation and its subsidiaries. As at April 15, 2012, the indebtedness, if any, of such persons to other entities was not the subject of a guarantee, support agreement, letter of credit or other similar arrangement or understanding provided by the Corporation or any subsidiary thereof.

Purpose	To the Corporation or its subsidiaries	To another entity
Share purchases	$90,962**	N/A
Other	N/A	N/A

** Repayment shall be made over a period of thirty-six (36) months, or 78 pay periods, commencing July 28, 2011 with payments of $1,378.20 per pay period.

Indebtedness of Directors and Executive Officers under Securities Purchase and Other Programs

The following table sets out for: (i) each individual who is, or at any time during the fiscal year ended December 31, 2011 was, a director or executive officer of the Corporation; (ii) each proposed nominee for election as a director of the Corporation; and (iii) each associate of any such director, executive officer or proposed nominee, the indebtedness of such person since January 1, 2008, to: (a) the Corporation or any of its subsidiaries; or (b) another entity, if such indebtedness has been the subject of a guarantee, support agreement, letter of credit or other similar arrangement or understanding provided by the Corporation or any subsidiary thereof, other than “routine indebtedness” as defined in National Instrument 51-102 Continuous Disclosure Obligations of the Canadian Securities Administrators.

Name and principal position	Involvement of the Corporation or subsidiary	Largest amount outstanding during fiscal year ended December 31, 2011 ($)	Amount outstanding as at April 15, 2012 ($)	Financially- assisted securities purchases during fiscal year ended December 31, 2011 (#)	Security for indebtedness	Amount forgiven during fiscal year ended December 31, 2011 ($)
Securities Purchase Programs
Gregory A. Yull Chief Executive Officer & President	The Corporation is the lender	$90,962	$81,314**	—	—	nil
Other Programs	—	—	—	—	—	—

** Repayment shall be made over a period of thirty-six (36) months, or 78 pay periods, commencing July 28, 2011 with payments of $1,378.20 per pay period.

The foregoing amounts were loaned in connection with the purchase of common shares of the Corporation.

INTEREST OF INFORMED PERSONS IN MATERIAL TRANSACTIONS

For the purposes of this Circular, “informed person” means: (i) a director or executive officer of the Corporation; (ii) a director or executive officer of a person or corporation that is itself an informed person or subsidiary of the Corporation; (iii) any person or corporation who beneficially owns, or exercises control or direction over, directly or indirectly, voting securities of the Corporation or a combination of both, carrying more than 10% of the voting rights attached to all outstanding voting securities of the Corporation, other than voting securities held by the person or corporation as underwriter in the course of a distribution; and (iv) the Corporation if it has purchased, redeemed or otherwise acquired any of its own securities, for so long as it holds any of its securities.

To the best of the Corporation’s knowledge, no informed person or proposed director of the Corporation, and no associate or affiliate of the foregoing persons, at any time since the beginning of its last completed financial year, has or had any material interest, direct or indirect, by way of beneficial ownership of securities or otherwise, in any transaction since the beginning of its last completed financial year that has materially affected the Corporation or any of its subsidiaries, or in any proposed transaction that could materially affect the Corporation or any of its subsidiaries, or in any matter to be acted upon at this Meeting.

OTHER MATTERS

Management of the Corporation knows of no other matter to come before the Meeting other than those referred to in the Notice of Meeting. However, if any other matters which are not known to management should properly come before the Meeting, the accompanying form of proxy confers discretionary authority upon the persons named therein to vote on such matters in accordance with their best judgment.

SHAREHOLDER PROPOSALS

The CBCA provides that a registered holder or beneficial owner of shares that is entitled to vote at an annual meeting of the Corporation may submit to the Corporation notice of any matter that the person proposes to raise at the meeting (referred to as a “Proposal”) and discuss at the meeting any matter in respect of which the person would have been entitled to submit a Proposal. The CBCA further provides that the Corporation must set out the Proposal in its management proxy circular along with, if so requested by the person who makes the Proposal, a statement in support of the Proposal by such person. However, the Corporation will not be required to set out the Proposal in its management proxy circular or include a supporting statement if, among other things, the Proposal is not submitted to the Corporation at least 90 days before the anniversary date of the notice of meeting that was sent to the shareholders in connection with the previous annual meeting of shareholders of the Corporation. As the notice in connection with the Meeting is dated April 15, 2012, the deadline for submitting a Proposal to the Corporation in connection with the next annual meeting of shareholders is January 15, 2013.

The foregoing is a summary only. Shareholders should carefully review the provisions of the CBCA relating to Proposals and consult with a legal advisor.

CORPORATE GOVERNANCE

National Policy 58-201 Corporate Governance Guidelines and National Instrument 58-101 Disclosure of Corporate Governance Practices set out a series of guidelines for effective corporate governance. The guidelines address matters such as the composition and independence of corporate boards, the functions to be performed by boards and their committees, and the effectiveness and education of board members. Each reporting issuer, such as the Corporation, must disclose on an annual basis and in prescribed form, the corporate governance practices that it has adopted. The following is the Corporation’s required annual disclosure of its corporate governance practices.

1.	Board of Directors

(a)	Disclose the identity of directors who are independent.

According to section 1.4 of Multilateral Instrument 52-110, a director is independent if he has no direct or indirect material relationship with the Corporation, which includes a relationship which could, in the view of the Board of Directors, reasonably interfere with the exercise of the director’s independent judgment. After having examined the role and relationships of each of the directors, the Corporate Governance Committee has established that 62.5% of the directors proposed as nominees by management for election as directors are independent of the Corporation, namely:

•	Robert M. Beil;
•	George J. Bunze;
•	Robert J. Foster;
•	James Pantelidis; and
•	Jorge N. Quintas.

This determination was made based on the following factors:

(i)	they (and members of their immediate family) are not and have not been, during the three previous years, an employee or executive or executive officer of the Corporation;

(ii)

they (and their spouse, minor children or minor children from a previous marriage) are not and have not been, during the three previous years, a partner or employee of the Corporation’s external auditors;

(iii)

they (and members of their immediate family) are not and have not been, during the three previous years, an executive officer of an entity if any of the executive officers of the Corporation serve or served on such entity’s human resources and compensation committee;

(iv)

they (and members of their immediate family) have not received more than $75,000 per year in direct compensation from the Corporation over a period of twelve months during the three previous years (other than for acting as director).

(b)	Disclose the identity of directors who are not independent, and describe the basis for that determination.

After having examined the role and relationships of each director, the Corporate Governance Committee has established that the following three directors, of the eight directors proposed by management to sit on the Board of Directors, are not independent from the Corporation, namely:

•	Mr. Melbourne F. Yull who was, in the past three years, the Executive Director of the Corporation;

•	Mr. Gregory A. Yull who is the Chief Executive Officer of the Corporation; and

•	Mr. Baker who is a shareholder, director and senior officer of Altacap II Inc., which, until June 30, 2011, had a support services agreement with the Corporation.

(c)

Disclose whether or not a majority of directors are independent. If a majority of directors are not independent, describe what the board of directors does to facilitate its exercise of independent judgment in carrying out its responsibilities.

The Corporation complies with the guidelines on corporate governance practices which set out that a majority of the Directors of the Corporation must be independent. The Board of Directors considers that, as of the date hereof, five of the eight directors are independent. In fact, 62.5% of the proposed nominees as directors are independent.

In addition, during the fiscal year ended December 31, 2011, all or a majority of the members of each of the Audit Committee, the Compensation Committee and the Nominating and Governance Committee, are independent directors. The members of the Audit Committee are George J. Bunze (Chairman), Robert J. Foster and Torsten A. Schermer. The members of the Compensation Committee during the fiscal year ended December 31, 2011, were Robert M. Beil (Chairman), Torsten A. Schermer and Jorge N. Quintas. The members of the Nominating & Governance Committee are Eric E. Baker, Robert M. Beil, and George J. Bunze. If necessary, the independent members of the Board of Directors can meet without the presence of the non-independent directors.

(d)	If a director is presently a director of any other issuer that is a reporting issuer (or the equivalent) in a jurisdiction or a foreign jurisdiction, identify both the director and the other issuer.

The following director is currently a director of another issuer that is a reporting issuer (or the equivalent) in a jurisdiction of Canada or a foreign jurisdiction:

Name of Director	Issuer
George J. Bunze	Stella-Jones Inc.

(e)

Disclose whether or not the independent directors hold regularly-scheduled meetings at which non-independent directors and members of management are not in attendance. If the independent directors hold such meetings, disclose the number of meetings held since the beginning of the issuer’s most recently completed financial year. If the independent directors do not hold such meetings, describe what the board does to facilitate open and candid discussion among its independent directors.

The independent directors do not hold regularly-scheduled meetings at which non-independent directors and members of management are not in attendance. If necessary, the independent directors can hold such meetings. During the period from January 1, 2011 through December 31, 2011, the independent directors did not hold such meetings. However, at each meeting of the Board of Directors, the independent directors meet without the non-independent director or members of management of the Corporation present.

(f)

Disclose whether or not the chair of the board is an independent director. If the board has a chair or lead director who is an independent director, disclose the identity of the independent chair or lead director, and describe his or her role and responsibilities. If the board has neither a chair that is independent nor a lead director that is independent, describe what the board does to provide leadership for its independent directors.

Eric E. Baker, the Chairman of the Board of Directors, is not, as of the date hereof, an independent director. The position of Chairman of the Board and Chief Executive Officer are split. The competence and experience of Mr. Baker, Chairman of the Board and non-independent director, are very important for the Corporation and the Board. Other mechanisms have been put into place, including holding meetings of independent directors without members of management in attendance. Mr. Foster was appointed as Lead Director. Moreover, in each of their respective areas, the chairman of the Audit Committee and of the Compensation Committee provide leadership for the independent directors.

(g)	Disclose the attendance record of each director for all board meetings held since the beginning of the issuer’s most recently completed financial year.

During the fiscal year ended December 31, 2011, the Board of Directors held six meetings, the Executive Committee held five meetings, the Audit Committee held seven meetings, the Compensation Committee held one meeting and. the Nominating and Corporate Governance Committee did not hold any meeting. Overall directors attended 86.2% of the meetings held by the Board of Directors and its committees. The following table presents a detailed record of the number of Board meetings and Committee meetings attended by each director.

	Board of Directors (6 meetings)		Executive Committee (5 meetings)		Audit Committee (7 meetings)		Compensation Committee (1 meeting)		Nominating & Governance Committee (0 meetings)		Total Attendance
Director	Number	%	Number	%	Number	%	Number	%	Number	%	%
Eric E. Baker	6	100%	5	100%	—	—	—	—	0	—	100%
Robert M. Beil	5	83.3%	—	—	—	—	1	100%	0	—	85.7%
George J. Bunze	6	100%	—	—	7	100%	—	—	0	—	100%
Robert J. Foster	6	100%	—	—	7	100%	—	—	—	—	100%
Jorge N. Quintas	4	66.7%	—	—	—	—	1	100%	—	—	71.4%
Torsten A. Schermer	6	100%	—	—	7	100%	1	100%	—	—	100%
Gregory A. Yull	6	100%	5	100%	—	—	—	—	—	—	100%
Melbourne F. Yull	6	100%	5	100%	—	—	—	—	—	—	100%

2.	Board Mandate

The Board of Directors approved the written mandate of the Board. The mandate of the Board is to supervise the management of the business and affairs of the Corporation, including the development of major policies and strategies and the identification of the risks of the Corporation’s business and the implementation of the appropriate systems to manage these risks. The complete text of the mandate of the Board of Directors is set forth in Schedule A to this Circular.

3.	Position Description

The Board of Directors has developed a job description for the Chairman of the Board, the Lead Director, the Chair of each committee of the Board and the Chief Executive Officer. A description of the role and responsibilities of the Chairman of the Board was approved by the Board of Directors. The description establishes that the Chairman of the Board provides leadership and develops guiding principles for the Board of Directors and represents the Board with the shareholders at the annual meeting of shareholders. The Chairman of the Board also sets the agenda for Board meetings, chairs Board meetings, ensures that Board members receive clear information on a timely basis and ensures that the performance of the Board is assessed on a regular basis. In addition, the Chairman of the Board supervises the chairs of the Board committees.

The description of the role and responsibilities of the Lead Director was approved by the Board of Directors. It provides, among other things, that the Lead Director chairs all meetings of the independent directors and must ensure that the Board of Directors functions independently from management. Descriptions of the role and responsibilities of the chairs of the Audit Committee, the Compensation Committee and the Nominating and Corporate Governance Committee were approved by the Board of Directors. They provide, among other things, that the chairman of each committee sets the agenda and chairs committee meetings and reports regularly to the Board of Directors.

A description of the role and responsibilities of the Chief Executive Officer was approved by the Board of Directors. The Board of Directors also determines with the Chief Executive Officer his priorities and responsibilities. The description provides that the Chief Executive Officer is ultimately responsible for managing the Corporation, for ensuring the profitability of the Corporation, for the proper functioning of its operations and for its sustained growth. He is responsible for developing and implementing the mission, the vision and the strategy of the Corporation approved by the Board of Directors. He must establish objectives for the Corporation and ensure that action plans and policies are implemented to meet these objectives. Therefore, he is responsible for implementing and ensuring compliance with policies relating to operations, finance, growth and human resources management. He is accountable for the development and respect of sound business practices and relations with internal and external clients of the Corporation, with the financial community, with the social communities and governments.

The position description of the Chairman of the Board of Directors is set out in Schedule B to this Circular. The position description of the Chief Executive Officer is set out in Schedule C to this Circular, The position description of the Lead Director is set out in Schedule D to this Circular.

4.	Orientation and Continuing Education

(a)	Briefly describe what measures the board takes to orient new directors regarding

(i)	the role of the board, its committees and its directors, and

(ii)	the nature and operation of the issuer’s business.

Upon a director’s election or appointment to the Board, the director receives all of the various corporate governance documents that have been adopted by the Corporation. Additionally, the director participates in meetings with members of management of the Corporation, is given a tour of certain of the Corporation’s operational facilities and is briefed on the strategic policies and strategic direction of the Corporation.

The Corporation has developed a continuing education program. The main objective of the continuing education program is to offer for each new director the opportunity to learn the business of the Corporation and to each director to better understand the challenges the Corporation is exposed to. This continuing education program is addressed, inter alia, to new directors to inform them as to the role of the Board of Directors, its committees and its directors, the nature and functioning of the Corporation, and the operations and management of the Corporation. Each director receives a Director Handbook that is regularly updated. The Director Handbook contains material pertinent to the affairs of the Corporation, including the mandate of the Board of Directors and its committees, descriptions of the role and responsibilities of each committee chair and of the Chairman of the Board, details of directors’ compensation, details regarding the directors’ liability insurance, the role and responsibilities of the President and Chief Executive Officer, its Code of Ethics and its policies. In addition, newly appointed directors benefit from an orientation program in the form of informal meetings with management as well as guided tours of certain of the Corporation’s business units.

(b)

Briefly describe what measures, if any, the board takes to provide continuing education for its directors. If the board does not provide continuing education, describe how the board ensures that its directors maintain the skill and knowledge necessary to meet their obligations as directors.

The Corporation relies on the fact that each director has had considerable prior corporate experience and that each director has the necessary expertise to serve as an effective director of the Corporation. Various members of senior management of the Corporation report to the Board on an informal and formal basis regularly in order to keep the directors up-to-date on various matters concerning the business and affairs of the Corporation. Counsel to the Corporation in both the United States and Canada is also available to advise the Board of Directors on new developments in relevant areas of the law.

5.	Ethical Business Conduct

(a)	Disclose whether or not the board has adopted a written code for the directors, officers and employees. If the board has adopted a written code;

(i)	disclose how a person or company may obtain a copy of the code;

The Corporation’s Code of Business Conduct and Ethics (the “Code of Conduct”) applies to each of the Corporation’s directors, officers and employees. A copy of the Code of Conduct is available under the Corporation’s “company profile” on SEDAR at www.sedar.com.

(ii)	describe how the board monitors compliance with its code, or if the board does not monitor compliance, explain whether and how the board satisfies itself regarding compliance with its code;

All directors, officers and employees of the Corporation are strongly encouraged to discuss all issues with appropriate personnel at the Corporation in cases where they suspect that a potential breach of the Code of Conduct may have occurred. Any waiver of a provision of the Code of Conduct for executive officers or directors of the Corporation may be made only by the Board or a committee thereof and will be promptly disclosed as required by law or by the regulations of the Toronto Stock Exchange. To the knowledge of the directors and officers of the Corporation, there has not been any instance of departure from the Code of Conduct within the last twelve months. Persons who violate the standards set out in the Code of Conduct will be subject to disciplinary action.

The Code of Conduct is provided to each employee of the Corporation at the time of his or her commencement of employment, as well as to each director and officer of the Corporation at the time of his or her election or appointment. The Code of Conduct covers a variety of subject matters that are related to proper business conduct and ethics, including conflicts of interest, discrimination and harassment in the work place, the health and safety of employees, confidentiality obligations and insider-trading prohibitions. Compliance with these subject matters is ultimately monitored by the Board in different ways depending on the specific matter in question.

For example, as concerns insider trading, at the designated time during each financial quarter, a member of the Board instructs management to inform the Corporation’s personnel in writing when the regular trading black-out period begins and ends. Further, members of the Board are also involved when a decision has to be made as to whether an additional trading black-out period is warranted in the event that certain material information may be accessible by the Corporation’s personnel prior to its divulgation to the public.

As concerns matters such as discrimination and harassment and the health and safety of employees, it is the Corporation’s supervisors and managers who are responsible for regularly monitoring such matters. These managers prepare written reports dealing with these matters on a regular basis. The reports are then reviewed by members of senior management, who are responsible for bringing any specific concerns to the attention of the Board.

Section 14 of the Code of Conduct sets out that employees are to discuss any compliance matters or concerns with a supervisor or manager or, if they prefer, to discuss them with Shutts & Bowen LLP, the Corporation’s U.S. legal counsel. The Corporation’s supervisors and managers and counsel at Shutts & Bowen LLP, as the case may be, each have ready access to the Board.

(iii)

provide a cross-reference to any material change report filed since the beginning of the issuer’s most recently completed financial year that pertains to any conduct of a director or executive officer that constitutes a departure from the code.

There is no such report.

(b)

Describe any steps the board takes to ensure directors exercise independent judgment in considering transactions & agreements in respect of which a director or executive officer has a material interest.

Under the CBCA, to which the Corporation is subject, a director or officer of the Corporation must disclose to the Corporation, in writing or by requesting that it be entered in the minutes of meetings of the Board, the nature and extent of any interest that he or she has in a material contract or material transaction, whether made or proposed, with the Corporation, if the director or officer: (a) is a party to the contract or transaction; (b) is a director or an officer, or an individual acting in a similar capacity, of a party to the contract or transaction; or (c) has a material interest in a party to the contract or transaction. Subject to limited exceptions set out in the CBCA, the director cannot vote on any resolution to approve the contract or transaction.

Further, it is the policy of the Corporation that an interested director or officer recuses himself or herself from the decision-making process pertaining to a contract or transaction in which he or she has an interest.

(c)	Describe any other steps the board takes to encourage and promote a culture of ethical business conduct.

In 2007, the Audit Committee established the “Whistle Blower Policy and Procedures” as part of the Code of Conduct. The purpose of the “Whistle Blower Policy and Procedures” is to provide a means by which accounting and audit-related complaints can be handled by the Audit Committee, thus providing an anonymous method by which employees can report, if any, questionable accounting, internal accounting controls, and auditing matters which would constitute a violation of the Corporation’s accounting policies, without fear of retaliation against good-faith whistleblowers.

6.	Nomination of Directors

(a)	Describe the process by which the board identifies new candidates for board nomination.

The Nominating & Governance Committee identifies and recommends to the Board, when appropriate, skill sets and individuals who could add value to the Board. If the Board of Directors determines that new candidates for board nomination are advisable, the process by which the Board of Directors identifies new candidates for board nomination will begin with the approval by the Board of an outline of the skill-set and background which are desired in a new candidate. Board members or management will have an opportunity to suggest candidates for consideration. A search firm may be employed. Prospective candidates will be interviewed by the Chairman and other Board members on an ad hoc basis. An invitation to join the Board will be extended only after the Board has reached a consensus on the appropriateness of the candidate.

(b)

Disclose whether or not the board has a nominating committee composed entirely of independent directors. If the board does not have a nominating committee composed entirely of independent directors, describe what steps the board takes to encourage an objective nomination process.

The members of the Nominating & Governance Committee are Eric E. Baker, Robert M. Beil, and George J. Bunze. The Nominating & Governance Committee is not composed entirely of independent directors, inasmuch as Eric E. Baker is not an independent director. The majority of the members of the Nominating & Governance Committee, however, are independent, as is a majority of the members of the Board, ensuring any candidate recommended to the Board by the Nominating & Governance Committee is approved by a majority of independent members of the Nominating & Governance Committee and the Board.

(c)	If the board has a nominating committee, describe the responsibilities, powers and operation of the nominating committee.

The members of the Nominating & Governance Committee are appointed by the Board annually. The charter of the Nominating & Governance Committee is set out in Schedule E to this Circular and states that the committee will inter alia:

(i)	assess on an annual basis the effectiveness of the Board as a whole as well as periodically evaluate the contribution of individual members of the Board;

(ii)	review, on a periodic basis, the size and composition of the Board and ensure than an appropriate number of unrelated directors sit on the Board;

(iii)	identify individuals qualified to become members of the Board as may be required and recommend to the Board new nominees for appointment;

(iv)	provide appropriate orientation to any new members of the Board;

(v)	recommend to the Board corporate governance guidelines and review the sufficiency of such guidelines on a periodic basis; and

(vi)	review and advise the Board at least annually as to corporate governance issues.

7.	Compensation

(a)	Describe the process by which the board determines the compensation for the issuer’s directors and officers.

With respect to the compensation of the Corporation’s officers, see “Compensation of Executive Officers and Directors – Compensation Discussion and Analysis – Compensation Process” above.

(b)

Disclose whether or not the board has a compensation committee composed entirely of independent directors. If the board does not have a compensation committee composed entirely of independent directors, describe what steps the board takes to ensure an objective process for determining such compensation.

The Compensation Committee is composed entirely of independent directors within the meaning of National Instrument 52-110 Audit Committees. The members of the Compensation Committee for the fiscal year ended December 31, 2011, were Robert M. Beil (Chairman), Torsten A. Schermer and Jorge N. Quintas.

(c)	If the board has a compensation committee, describe the responsibilities, powers and operation of the compensation committee.

The mandate of the Compensation Committee is described above under the heading “Compensation of Executive Officers and Directors – Compensation Discussion and Analysis – Compensation Process”.

(d)

If a compensation consultant or advisor has, at any time since the beginning of the issuer’s most recently completed financial year, been retained to assist in determining compensation for any of the issuer’s directors and officers, disclose the identity of the consultant or advisor and briefly summarize the mandate for which they have been retained. If the consultant or advisor has been retained to perform any other work for the issuer, state that fact and briefly describe the nature of the work.

During the fiscal year ending December 31, 2011, the board retained the services of the Hay Group, Inc., a compensation consultant, to conduct an analysis of the competitive market position of the Corporation’s senior management.

8.	Other Board Committees

If the board has standing committees other than the audit, compensation and nominating committees, identify the committees and describe their function.

The only committee of the Board other than the Audit Committee, Compensation Committee and Nominating & Governance Committee is the Executive Committee, which is comprised of Gregory A. Yull, Eric E. Baker and Melbourne F. Yull. The function of the Executive Committee is to provide strategic direction for the Corporation.

9.	Assessments

Disclose whether or not the board, its committees and individual directors are regularly assessed with respect to their effectiveness and contribution. If assessments are regularly conducted, describe the process used for the assessments. If assessments are not regularly conducted, describe how the board satisfies itself that the board, its committees, and its individual directors are performing effectively.

All directors are, from time to time, required to complete a director’s questionnaire designed to assist the Board in assessing each director, the Board as a whole, and each committee of the Board. The results of these assessments are discussed at a meeting of the Board.

ADDITIONAL INFORMATION

Financial information about the Corporation is contained in its Amended and Restated Consolidated Financial Statements and Management’s Discussion and Analysis for the fiscal years ended December 31, 2011 and 2010, and additional information about the Corporation is available under the Corporation’s “company profile” on SEDAR at www.sedar.com.

If you would like to obtain, at no cost to you, a copy of any of the following documents:

(a)	the latest Form 20-F filed in lieu of an Annual Information Form of the Corporation together with any document, or the pertinent pages of any document, incorporated by reference therein;

(b)

the Consolidated Financial Statements of the Corporation for the fiscal years ended December 31, 2011 and 2010 together with the accompanying report of the auditors thereon and any interim financial statements of the Corporation for periods subsequent to December 31, 2011 and Management’s Discussion and Analysis with respect thereto; and

(c)	this Circular,

please send your request to:

Intertape Polymer Group Inc.

9999 Cavendish Blvd.

Suite 200

Ville-St-Laurent, Québec

H4M 2X5

telephone: (514) 731-7591

telecopier: (514) 731-5039

AUTHORIZATION

The contents and the mailing of this Circular have been approved by the Board of Directors of the Corporation.

/s/ J. Gregory Humphries

J. Gregory Humphries

Secretary

Orlando, Florida

April 15, 2012

SCHEDULE A

MANDATE OF THE BOARD OF DIRECTORS OF THE CORPORATION

The mandate of the Board of Directors is to supervise the management of the business and affairs of the Corporation, including the development of major policies and strategies and the identification of the risks of the Corporation’s business and implementation of the appropriate systems to manage these risks.

The Board of Directors has the responsibility for:

1.	Executive/Senior Management

1.1	Selecting, appointing, evaluating and (if necessary) terminating the Chief Executive Officer.

1.2	Succession planning, including appointing, training and monitoring the performance of senior management.

1.3	Approving the compensation of the senior management team and the remuneration of the Board of Directors.

2.	Business Strategy/Plans/Budgets

2.1	The development of major policies and strategies of the Corporation, as well as the approval of strategic plans and the monitoring of the Corporation’s performance against plans.

2.2	Approving annual capital and operating plans and monitoring performance against those plans.

2.3	Approving all material amendments or departures proposed by management from established strategy, capital and operating budgets or matters of policy which diverge from the ordinary course of business.

3.	Finance

3.1	Approving dividend distributions to the Corporation’s shareholders, if any.

4.	Audit/Risk Management

4.1	Establishing policies and processes to identify business risks and ensure that systems and actions are in place to manage such risks.

4.2	Recommending the appointment of the external auditors to the shareholders at their annual meeting.

4.3	Approving external auditor scope of work and fees for annual audits and the scope of work and fees of any non-audit related projects or engagements.

4.4	Approving the quarterly and annual financial statements, the quarterly and annual Management’s Discussion and Analysis and the related news releases.

4.5	Establishing policies and processes to ensure the integrity of the Corporation’s internal control and management information systems.

5.	Corporate Governance

5.1	Providing appropriate orientation for new Directors.

5.2	Assessing, on an annual basis, the effectiveness of the Board as a whole, as well as periodically evaluating the contribution of individual members of the Board.

5.3	Approving a process for communication with the Corporation’s shareholders.

5.4	Approving the nominees as Directors for election to the Board of Directors at the annual meeting of shareholders.

5.5	Establishing committees of the Board of Directors and approving their Chair, their respective mandates and the limits of authority delegated to each of these committees.

5.6	Monitoring compliance with the Corporation’s Code of Conduct and Business Ethics.

5.7	Establishing an effective process of corporate governance consistent with applicable regulatory requirements.

SCHEDULE B

POSITION DESCRIPTION OF THE CHAIRMAN OF THE BOARD

OF DIRECTORS OF THE CORPORATION

The Chairman of the Board of Directors of the Corporation has the responsibility for:

1.	Providing leadership to the Board of Directors.

2.	Overseeing its effectiveness and ensuring that it meets its obligations and responsibilities.

3.	Monitoring and coordinating the functions of the Board of Directors with management of the Corporation.

4.	Chairing all Board of Directors’ and shareholders’ meetings.

5.	Ensuring that adequate advance information is distributed to the Directors and that the Board of Directors receives regular updates on all issues important to the affairs of the Corporation.

6.

Meeting with members of the Board of Directors and each Board of Directors’ committee to ensure full utilization of individual capacities and the optimum performance of the Board of Directors and each of its committees.

7.	Reviewing progress made by management of the Corporation in executing the Board of Directors’ decisions and plans in conformity with the Corporation’s policies.

8.	Being available to provide counsel to management of the Corporation on major policy issues such as acquisitions, divestitures and financial structure.

9.	Participating in external activities involving the representation of the Corporation to its major stakeholders, including its shareholders, the financial community, governments and the public.

10.	At the request of the Board of Directors, undertaking specific assignments for the Board of Directors.

SCHEDULE C

POSITION DESCRIPTION OF THE CHIEF EXECUTIVE OFFICER OF THE CORPORATION

The Chief Executive Officer of the Corporation has the responsibility for:

1.	Directing the business and affairs of the Corporation by establishing, deploying and actuating a strategic plan, as well as operating plans/budgets as approved by the Board of Directors.

2.	Setting objectives for the Corporation consistent with the aforementioned strategic plan.

3.	Providing strategic directions to the management of the Corporation so that the Corporation may achieve expected results.

4.	Determining and directing the overall objectives, policies and operating plans, both long- and short-term, of the Corporation in accordance with the Board of Directors’ mandate.

5.	Subject to Board of Directors’ approval, developing and monitoring the various research and development programs consistent with the strategy of the Corporation.

6.

Ensuring that the Corporation has in place proper guidelines to provide for efficient, safe and long-term operations with focus on product quality. Ensuring that resources are made available to enact or to exceed such guidelines.

7.

Analyzing the operating results of the organization and its principal components and ensuring appropriate steps are taken to address significant/material areas of concern affecting the Corporation’s balance sheet, assets, operating results, liabilities or risks of the business.

8.	Ensuring that the Board of Directors receives sufficient, timely information on all material aspects of the Corporation’s operations.

9.	Ensuring that a carefully-designed organization is in place and that the support provided to such organization is consistent with the strategy and objectives of the Corporation.

10.	Reviewing and recommending the employment or termination of all senior management personnel for Board of Directors’ approval.

11.	Actively assisting in the recruitment, training, development and retention of personnel within the Corporation in order to provide for the future management of the Corporation.

12.	Evaluating the performance of the senior management of the Corporation.

13.	Monitoring the Corporation’s compliance with current regulatory and disclosure rules.

14.	Exploring opportunities for the Corporation’s growth, either through investment and/or acquisitions, as well as dispositions of unproductive or non-strategic assets.

15.	Acting as a member of the Board of Directors.

16.	Building the corporate profile with the public and with investor communities, including with analysts who follow the Corporation.

17.	Identifying business risks and outlining plans to manage or mitigate such risks.

18.	Maintaining contact with other industry participants and government officials at senior levels.

19.	Ensuring that the appropriate information and disclosure are being provided to the shareholders of the Corporation.

SCHEDULE D

POSITION DESCRIPTION OF THE LEAD DIRECTOR OF THE CORPORATION

The Lead Director is appointed by the Board of Directors (the “Board”) of Intertape Polymer Group Inc. (the “Corporation”) and shall be so appointed if the Chair of the Board is not independent within the meaning of applicable securities laws and the rules of any stock exchange on which the Corporation’s securities are listed for trading. The Lead Director must be independent.

The Lead Director provides independent leadership to the Board. The Lead Director shall facilitate the functioning of the Board independently of the Corporation’s management and will also maintain and enhance the quality of the Corporation’s corporate governance practices.

Provided a Lead Director must be appointed and that there is a vacancy in such office the Chair of the Nominating and Corporate Governance Committee, or if such office is also vacant, then the Chair of the Audit Committee shall fill the vacancy until such time as it is filled by the Board.

His or her principal responsibilities are as follows:

•	Providing leadership to ensure that the Board functions independently of management;

•	Ensuring that the work program allows the Board to properly perform its functions and mandate;

•	Chairing and directing meetings of independent directors;

•	Ensuring that independent directors have adequate opportunities to meet to discuss issues without management present;

•	Examining from time to time with the Executive Chair of the Board important matters to be dealt with by the Board;

•	Assisting any independent director in order to allow her or him to fully play her or his role;

•	Being available to independent directors who have concerns that cannot be addressed through the Executive Chair of the Board;

•	Reporting to the Executive Chair of the Board on the discussions held during meetings of independent directors;

•	In the absence of the Executive Chair of the Board, acting as chair of meetings of the Board;

•	Performing such other functions as may be reasonably requested by the Board or the Executive Chair of the Board; and

•	Recommending, where necessary, the holding of special meetings of the Board.

SCHEDULE E

NOMINATING & GOVERNANCE COMMITTEE CHARTER

1.	PURPOSE

The Nominating & Governance Committee (the “Committee”) of Intertape Polymer Group Inc. (the “Corporation”) is a committee appointed by the Board of Directors (the “Board”), whose primary function is to assist the Board in fulfilling its applicable responsibilities to the Corporation, its shareholders, and others by:

(a)	assessing on an annual basis the effectiveness of the Board as a whole as well as evaluating periodically the contribution of individual Board members;

(b)	identifying individuals qualified to become Board members and recommending to the Board new nominees for appointment to the Board for the next annual meeting of the shareholders;

(c)	providing appropriate orientation to new directors;

(d)	recommending to the Board director nominees for each committee;

(e)	recommending to the Board the Corporate Governance Guidelines applicable to the Corporation (the “Guidelines”); and

(f)	reviewing and advising the Board at least annually as to corporate governance issues.

2.	COMPOSITION AND MEETINGS

(1)

The Committee shall consist of such Directors as are determined by the Board (but in no event shall the Board consist of fewer than three or more than eleven members). Until otherwise required by law or the rules of an exchange, only a majority of the members shall be unrelated directors (as defined by The Toronto Stock Exchange). In addition, each member of the Committee shall be required to review and become fully familiar with the Guidelines and this Charter.

(2)

The members of the Committee and its Chairman shall be appointed by the Board on an annual basis, or until their successors are duly appointed. Unless a Chair is elected by the Board, the members of the Committee may designate a Chair by majority vote of the full Committee Membership.

(3)

The Committee shall meet at least twice a year or more frequently as circumstances require. The Committee may ask members of management or others to attend meetings or to provide information as necessary. The Committee shall have full access to all information it deems appropriate for the purpose of fulfilling its role. In addition, the Committee may, if authorized by the Board, retain the services of outside experts to the extent required.

(4)

A quorum for the transaction of business at any meeting of the Committee shall be a majority of the members of the Committee or such greater number as the Board or Committee shall by resolution determine.

(5)

Meetings of the Committee shall be held from time to time, as any Committee member may request upon 48 hours notice to each of the members. The notice period may be waived by all members of the Committee. Each of the Chairman of the Board, the Chief Executive Officer, the Chief Financial Officer or the Secretary shall be entitled to request that any member of the Committee call a meeting.

3.	ROLE

(1)	The Committee shall make regular reports to the Board, including the prompt submission to the Board of minutes of all Committee meetings.

(2)	The Committee shall provide to the Board a timely summary of its composition and activities for insertion in the Corporation’s annual report.

(3)	The Committee shall annually review this Charter and recommend to the Board any proposed changes.

(4)	The Committee should, as necessary or appropriate, establish qualifications for directors and procedures for identifying possible nominees who meet these criteria.

(5)	The Committee should analyze the needs of the Board when vacancies arise on the Board and identify and recommend to the Board nominees who meet such needs.

(6)	The Committee shall review, on a periodic basis, the size and composition of the Board and ensure that an appropriate number of unrelated and independent directors sit on the Board.

(7)	The Committee may, if authorized by the Board, obtain the advice and assistance from legal, accounting or other advisors.

(8)

The Committee shall assess (i) at least annually, the effectiveness of the Board as a whole and the other Board committees, and (ii) at least every three (3) years, the contribution and qualification of individual directors, including making recommendations where appropriate that a sitting director be removed or not reappointed.

(9)	The Committee should provide orientation or information as requested to new directors.

(10)

The Committee shall review with the Board the Committee’s judgment as to the quality of the Corporation’s governance and the sufficiency of the Guidelines and suggest changes to the Guidelines as determined appropriate.

(11)

Notwithstanding the foregoing and subject to applicable law, nothing contained in this Charter is intended to require the Committee to ensure the Corporation’s compliance with applicable laws or regulations.

The Committee is a committee of the Board and as such is not, and shall not be, deemed to be an agent of the Corporation’s shareholders for any purpose whatsoever. The Board may, from time to time, permit minor departures from the terms hereof, either prospectively or retrospectively, and no provision contained herein is intended to give rise to civil liability to security holders of the Corporation or other liability whatsoever.